UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Page
FINANCIAL REVIEW	1
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2008 AND 2009	F-1

FINANCIAL REVIEW

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Co., Ltd., or MUS, Mitsubishi UFJ NICOS Co., Ltd. and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key financial figures prepared in accordance with accounting principles generally accepted in the United States, or US GAAP, relating to our business:

	Six months ended September 30,
	2008	2009
	(in billions)
Net interest income	¥1,119.4	¥1,042.3
Provision for credit losses	457.3	381.2
Non-interest income	58.2	1,351.9
Non-interest expense	1,366.9	1,256.7
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(410.5)	420.3
Total assets (at end of period)	190,656.9	196,814.5

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing funds,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income primarily consists of:

•	fees and commissions, including:

•	trust fees,

•	fees on funds transfers and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions;

•

foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains (losses) on sales and impairment losses on securities available for sale;

•	equity in earnings (losses) of equity method investees; and

•	other non-interest income.

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other.

Our business segment information is based on financial information prepared in accordance with generally accepted accounting principles in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with US GAAP. The following chart illustrates the relative contributions to operating profit for the six months ended September 30, 2009 of the three core business areas and the other business areas based on our business segment information:

Recent Developments

Securities Joint Ventures with Morgan Stanley

On November 18, 2009, we and Morgan Stanley jointly announced the details of a securities joint venture to be created by combining the existing businesses of MUS and the investment banking operations of Morgan Stanley Japan Securities. We expect to hold a 60% interest in the joint venture while Morgan Stanley expects to hold a 40% interest. On the same date, we and Morgan Stanley also jointly announced that we intended to invest in the remaining operations of Morgan Stanley Japan Securities, including its sales and trading operations, and convert those operations into a joint venture between Morgan Stanley and us. With respect to this joint venture, we expect to hold 49% of the voting rights and Morgan Stanley expects to hold 51% of the voting rights, while we expect to hold a 60% economic interest and Morgan Stanley expects to hold a 40% economic interest. We expect to sign a definitive agreement with Morgan Stanley, and start these joint ventures in May 2010, subject to approval by regulatory authorities.

On December 25, 2009, we entered into an agreement with MUS to convert MUS into an intermediate holding company in April 2010 through a corporate split. We have established a wholly-owned subsidiary of MUS and, subject to certain conditions including approval by regulatory authorities, we plan to transfer MUS’s existing businesses to such subsidiary. As described above, this subsidiary is expected to consolidate with the investment banking operations of Morgan Stanley Japan Securities. The current MUS entity is expected to thereafter function as an intermediate holding company.

Strategic Business and Capital Alliance between MUTB and Aberdeen

As part of our capital alliance with Aberdeen Asset Management PLC, or Aberdeen, as of November 27, 2009, MUTB held an 18.75% interest in Aberdeen. On November 26, 2009, an officer of MUTB became a non-executive director of Aberdeen. MUTB and Aberdeen plan to continue to work towards further strengthening their strategic alliance by collaborating in marketing and product development.

Agreement on Integration between Bank of Ikeda and Senshu Bank

In May 2008, BTMU signed a basic agreement with The Senshu Bank, Ltd., a regional bank subsidiary of BTMU headquartered in Osaka, and The Bank of Ikeda Ltd., another regional bank headquartered in Osaka, concerning the planned business integration between the two regional banks.

On May 25, 2009, Bank of Ikeda and Senshu Bank entered into an agreement concerning their business integration with BTMU, which had agreed to the planned business integration. The new integrated company, which was incorporated on October 1, 2009, is an equity method affiliate of MUFG. As a leading independent financial group in the Osaka region, the new integrated company will not only contribute to the development of the regional society and economy, but will also aim for the improvement of its enterprise value. In order to respect the business independence of the new financial group consisting of Bank of Ikeda, Senshu Bank and the new integrated company, BTMU plans to divest a part of its common stock in the new integrated company and intends to exclude the new integrated company from being an equity method affiliate of MUFG by September 30, 2014 at the latest. However, BTMU also intends to continuously and appropriately support the formation and development of the new financial group and Nobuo Kuroyanagi, the Chairman of BTMU as well as the President and CEO of MUFG, has served as an outside director to the new integrated company since its incorporation.

Completion of Global Offering of Common Stock

On December 21, 2009, we completed the sale of 2,337,000,000 shares of common stock in public offerings in Japan as well as private placements in other countries. On December 25, 2009, we completed the sale of 163,000,000 additional shares of common stock through a third-party allotment pursuant to the overallotment option granted in connection with the Japanese offering. The proceeds from the sale of these shares after underwriting discounts and commissions were ¥412.53 per share.

The total net proceeds from the global offering after underwriting discounts and commissions and offering expenses were approximately ¥1.03 trillion. The total net proceeds from the global offering after underwriting discounts and commissions and offering expenses were used to make an equity investment in BTMU to strengthen our overall group capital base.

Redemption of Preferred Securities Issued by Special Purpose Company

On January 25, 2010, we redeemed a total of ¥5 billion of non-cumulative and non-dilutive perpetual preferred securities issued by an overseas special purpose company in the Cayman Islands, UFJ Capital Finance 4 Limited. These preferred securities were reflected as part of our Tier I capital as of September 30, 2009.

Announcement to Acquire and Cancel First Series of Class 3 Preferred Stock

On February 3, 2010, our Board of Directors resolved to acquire and cancel all outstanding shares of our First Series of Class 3 Preferred Stock. Each share will be acquired at ¥2,500 per share for an aggregate purchase price of ¥250 billion. We plan to acquire and cancel the First Series of Class 3 Preferred Stock on April 1, 2010. The preferred stock was reflected as part of our Tier 1 capital as of September 30, 2009.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	currency exchange rates, and

•	stock and real estate prices.

Economic Environment in Japan

Japan’s economy continues to slowly recover since the first fiscal quarter ended June 30, 2009. Real GDP rose at an annualized rate of 3.7% in the quarter ended June 30, 2009, the first positive growth in five quarters. Exports increased significantly, primarily to other Asian countries, as governmental stimulus measures in a number of countries started to take effect. Net exports contributed to increasing GDP by 6.5% on an annualized basis. Private consumption for the same fiscal quarter rose by 3.1% on an annualized basis. This was the first positive growth in private consumption in three quarters, but was largely attributable to the government’s economic stimulus measures, including a cash distribution program under which each member of a household received a fixed amount of cash and subsidies for purchases of environmentally-friendly vehicles and energy-efficient home appliances. In the second fiscal quarter ended September 30, 2009, real GDP growth increased for the second consecutive quarter, at an annualized rate of 4.8%. The growth was mainly due to a continued rise in exports, primarily to Asian countries. The corporate sector also showed signs of recovery, with capital expenditures and inventory investments turning positive.

The Bank of Japan has kept its uncollateralized overnight call rate target to 0.1% since December 2008. Long term interest rates have declined since mid-November 2009 as stock prices fell and the Bank of Japan implemented additional measures to increase liquidity in the market. As of January 25, 2010, the uncollateralized overnight call rate target was 0.1% and the yield on ten-year Japanese government bonds was around 1.3%. The following chart shows the interest rate trends in Japan since April 2008:

Regarding the Japanese stock market, the closing price of Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from 8,109.53 at March 31, 2009 to 10,597.33 at August 14, 2009 and kept the range between 10,000 and 10,600 until September 30, 2009. The Tokyo Stock Price Index, or Topix, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, increased from 773.66 at March 31, 2009 to 973.57 at August 14, 2009, reflecting indications of improvements in the global economy, especially in developing countries such as China. As of January 25, 2010, the closing price of the Nikkei Stock Average was 10,512.69 and that of Topix was 934.59. The following chart shows the daily closing price of the Nikkei Stock Average since April 2008:

In the foreign exchange markets, the Japanese yen/US dollar foreign exchange rate was approximately ¥100 to US$1 at the beginning of April 2009, and the Japanese yen appreciated against the US dollar to around ¥90 as of September 30, 2009. The Japanese yen further appreciated to approximately ¥86 to US$1 as of the end of November 2009 and was around ¥90 to the US dollar as of January 25, 2010. Against the euro, the Japanese yen was traded in a range of approximately between ¥126 and ¥138 during the six months ended September 30, 2009, and finished around ¥131 at the end of September 2009. The Japanese yen has generally appreciated against the euro since the end of October 2009. As of January 25, 2010, the Japanese yen/euro foreign exchange rate was around ¥128 to the euro. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2008:

Based on a survey of land prices by the Japanese government, the average residential land price in Japan declined by 4.0% between July 1, 2008 and July 1, 2009. The average commercial land price in Japan also declined by 5.9% during the same period. In the three major metropolitan areas, Tokyo, Osaka and Nagoya, the average residential price declined by 5.6% between July 1, 2008 and July 1, 2009, while the average commercial land price in those areas declined by 8.2% during the same period. Looking into the local regions of Japan, which consist of regions other than the major metropolitan areas, the average residential land price continued to decline for the fifth consecutive year, with the rate of decline between July 1, 2008 and July 1, 2009 being 3.4%, and the average commercial land price also continued to decline for the sixth consecutive year, with the rate of decline between July 1, 2008 and July 1, 2009 being 4.9%.

According to Teikoku Databank, a Japanese research institution, the number of companies who filed for legal bankruptcy in Japan from January 2009 to December 2009 was approximately 13,300, an increase of approximately 4.9% from the previous year, mainly due to an increase in bankruptcies in the manufacturing industry and the real estate industry because of the rapidly deteriorating economic conditions during the first half of the year 2009. In contrast, the aggregate amount of liabilities subject to bankruptcy filings for the same period was approximately ¥6.8 trillion, a decrease of approximately 42.8% from the previous fiscal year, mainly due to the absence of large-scale bankruptcies exceeding ¥1 trillion.

International Financial Markets

With respect to the international financial and economic environment for the six months ended September 30, 2009, the US economy recovered from the worst and longest recession since World War II. The actual US GDP growth rate rose at an annualized rate of 2.8% in the quarter ended September 30, 2009, the first positive growth in five quarters. This was mainly due to the positive effects of the US government’s economic stimulus measures enacted in February 2009.

The employment situation in the United States remains severe, and the rate of unemployment rose to 10% for the first time in 26 years. The number of individuals filing for bankruptcy increased rapidly due to further deterioration of the household credit market. Similarly, business bankruptcies increased rapidly, and non-performing loans of financial institutions also increased. In the European Union, or EU, real GDP rose at an annualized rate of 0.4% in the fiscal quarter ended September 30, 2009, the first positive growth in six quarters.

In the United States, the target for the federal funds rate remained within the range of zero to 0.25%. In the EU, the European Central Bank’s interest rate policy has been established at 1.0%, which is the lowest level in the EU’s history.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include allowance for credit losses on loans and off-balance-sheet credit instruments, investment securities, valuation allowance of deferred tax assets, tax reserves, goodwill, intangible assets, accrued severance indemnities and pension liabilities, and valuation of financial instruments. For a further discussion of some of our critical accounting estimates, see our Form 20-F for the fiscal year ended March 31, 2009 and the description regarding our valuation of financial instruments below.

Valuation of Financial Instruments

We measure certain financial assets and liabilities at fair value. The majority of such assets and liabilities are measured at fair value on a recurring basis, including trading securities, trading derivatives and investment securities. In addition, certain other financial assets and liabilities are measured at fair value on a non-recurring basis, including held for sale loans which are carried at the lower of cost or fair value, collateral dependent loans, and nonmarketable equity securities subject to impairment.

The guidance on the measurement of fair value defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established and documented process for determining fair value in accordance with the guidance. To determine fair value, we use quoted market prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine fair value of the instrument. Certain asset-backed securities are valued based on non-binding quotes provided by independent broker-dealers where no or few observable inputs are available to measure fair value. We do not adjust such broker-dealer quotes to the extent that there is no evidence that would indicate that the quotes are not indicative of the fair values of the securities. We perform internal price verification procedures to ensure that the quotes provided from the independent broker-dealers are reasonable. Such verification procedures include analytical review of periodic price changes, comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries of underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin. These verification procedures are periodically performed by independent risk management departments. For collateralized loan obligations, (“CLOs”), backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted market prices are not available to determine fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk, and model risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.

For a further discussion of the valuation techniques or models applied to the material assets or liabilities, see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Change in Valuation Method

We observed that the market for CLOs backed by general corporate loans became significantly inactive compared with normal market activity due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009. Under such circumstances, we concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair value as defined in the earlier paragraph with respect to CLOs backed by general corporate loans. Consequently, we changed the valuation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to an estimation method by weighting the internal model prices and the non-binding broker-dealer quotes during the second half of the fiscal year ended March 31, 2009.

Fair Value Hierarchy

The guidance on the measurement of fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is established by the guidance:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement of the financial instrument. For the categorization within the valuation hierarchy by the financial instruments, see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table summarizes the assets and liabilities accounted for at fair value on a recurring basis by level under the fair value hierarchy at March 31, 2009 and September 30, 2009:

	March 31, 2009		September 30, 2009
	Fair Value	Percentage of Total	Fair Value	Percentage of Total
	(in billions)		(in billions)
Assets:
Level 1	¥40,664	63.0%	¥49,769	68.4%
Level 2	18,239	28.2	17,923	24.7
Level 3	5,667	8.8	5,025	6.9

Total	¥64,570	100.0%	¥72,717	100.0%

As a percentage of total assets	33.4%		36.9%

Liabilities:
Level 1	¥2,742	21.8%	¥2,547	23.1%
Level 2	9,632	76.4	8,217	74.7
Level 3	227	1.8	241	2.2

Total	¥12,601	100.0%	¥11,005	100.0%

As a percentage of total liabilities	6.7%		5.8%

Level 3 assets measured at fair value on a recurring basis decreased ¥642 billion during the six months ended September 30, 2009 primarily because level 3 trading securities decreased ¥154 billion and level 3 securities available for sale decreased ¥456 billion. Level 3 trading securities were principally comprised of corporate bonds, foreign asset-backed securities such as CLOs backed by general corporate loans, and equity securities. Sales of corporate bonds, foreign asset-backed securities, and equity securities for the six months ended September 30, 2009 decreased level 3 trading securities by ¥257 billion. Such decrease of level 3 trading securities was partially offset by gains of ¥105 billion recognized for the six months ended September 30, 2009. The gains were largely attributable to unrealized gains incurred by recoveries in fair value of corporate bonds, foreign asset-backed securities, and equity securities. Level 3 securities available for sale were principally comprised of corporate bonds most of which were private placement bonds issued by Japanese non-public companies. Redemption of private placement bonds issued by Japanese non-public companies contributed to the decrease of the level 3 securities available for sale. Furthermore, improvement of credit worthiness on the private placement bonds resulted in the transfer of ¥238 billion of such bonds from level 3 to level 2 during the six months ended September 30, 2009. ¥109 billion of foreign asset-backed securities categorized in securities available for sale were transferred out of level 3 recurring measurements during the six months ended September 30, 2009 because a subsidiary reclassified its CLOs from securities available for sale to securities being held to maturity. Securities being held to maturity are not measured at fair value and therefore are not subject to the above disclosure requirements.

For further information of fair value measurements, see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,
	2008	2009
	(in billions)
Interest income	¥2,006.0	¥1,456.5
Interest expense	886.6	414.2

Net interest income	1,119.4	1,042.3
Provision for credit losses	457.3	381.2
Non-interest income	58.2	1,351.9
Non-interest expense	1,366.9	1,256.7

Income (loss) before income tax expense (benefit)	(646.6)	756.3
Income tax expense (benefit)	(238.3)	327.8

Net income (loss) before attribution of noncontrolling interests	(408.3)	428.5
Net income attributable to noncontrolling interests	2.2	8.2

Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(410.5)	¥420.3

We recorded net income attributable to Mitsubishi UFJ Financial Group of ¥420.3 billion for the six months ended September 30, 2009, compared to a net loss attributable to Mitsubishi UFJ Financial Group of ¥410.5 billion for the six months ended September 30, 2008. Our diluted earnings per common share (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2009 were ¥35.22, compared to our diluted loss per common share of ¥41.07 for the six months ended September 30, 2008. Income before income tax expense for the six months ended September 30, 2009 was ¥756.3 billion, compared with a loss before income tax benefit of ¥646.6 billion for the six months ended September 30, 2008. This increase was mainly due to an increase of ¥1,293.7 billion in non-interest income, primarily caused by our recording net trading account profits, net foreign exchange gains and net investment securities gains in the six months ended September 30, 2009, compared to net trading account losses, net foreign exchange losses and net investment securities losses for the same period of the prior fiscal year.

Net Interest Income

The following is a summary of the interest rate spread for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,
	2008		2009
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥123,271.5	1.73%	¥127,388.4	1.40%
Foreign	52,147.6	3.58	48,379.6	2.31

Total	¥175,419.1	2.28%	¥175,768.0	1.65%

Financed by:
Interest-bearing funds:
Domestic	¥125,586.4	0.62%	¥125,765.8	0.38%
Foreign	33,469.5	2.95	32,672.4	1.07

Total	159,055.9	1.11	158,438.2	0.52
Non-interest-bearing funds	16,363.2	—	17,329.8	—

Total	¥175,419.1	1.01%	¥175,768.0	0.47%

Spread on:
Interest-bearing funds		1.17%		1.13%
Total funds		1.27%		1.18%

Net interest income for the six months ended September 30, 2009 was ¥1,042.3 billion, a decrease of ¥77.1 billion from ¥1,119.4 billion for the six months ended September 30, 2008. This decrease was mainly due to a decrease in the average interest rate spread.

The average interest rate spread decreased 9 basis points from 1.27% for the six months ended September 30, 2008 to 1.18% for the six months ended September 30, 2009. Between the same two periods, the average rates of interest-earning assets and interest-bearing funds respectively decreased 0.63 percentage points and 0.59 percentage points. As a component of the average rate of interest-earning assets, the average rate of interest-earning deposits in other banks showed a larger decrease than our other assets. The average rates of call loans, funds sold, receivables under resale agreements and securities borrowing transactions, trading account assets, loans, and investment securities decreased for the six months ended September 30, 2009. The average rates of deposits, call money, funds purchased, and payables under repurchase agreements and securities lending transactions, due to trust account, other short-term borrowings and trading account liabilities, and long-term debt, which comprise the average rate of interest-bearing funds, decreased during the six months ended September 30, 2009.

The average balance of interest-earning assets for the six months ended September 30, 2009 was ¥175,768.0 billion, an increase of ¥348.9 billion from ¥175,419.1 billion for the six months ended September 30, 2008. The increase was primarily attributable to an increase in investment securities. The increase in investment securities was mainly due to an increase in investment in Japanese government and Japanese government agency bonds.

The average balance of interest-bearing funds was ¥158,438.2 billion for the six months ended September 30, 2009, a decrease of ¥617.7 billion compared to ¥159,055.9 billion for the six months ended September 30, 2008. The decrease was primarily attributable to decreases in other short-term borrowings and trading account liabilities.

Provision for Credit Losses

The provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

The provision for credit losses for the six months ended September 30, 2009 was ¥381.2 billion, a decrease of ¥76.1 billion from ¥457.3 billion for the six months ended September 30, 2008. The decrease in the provision for credit losses was primarily due to having fewer downgrades in credit ratings among our large borrowers.

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,
	2008	2009
	(in billions)
Fees and commissions:
Trust fees	¥70.1	¥55.6
Fees on funds transfer and service charges for collections	74.6	73.6
Fees and commissions on international business	34.7	29.4
Fees and commissions on credit card business	71.6	69.0
Service charges on deposits	16.0	13.8
Fees and commissions on securities business	58.3	64.5
Fees on real estate business	12.1	8.5
Insurance commissions	18.6	11.3
Fees and commissions on stock transfer agency services	34.7	27.5
Guarantee fees	39.2	36.4
Fees on investment funds business	74.4	60.9
Other fees and commissions	108.5	115.9

Total	612.8	566.4
Foreign exchange gains (losses)—net	(101.6)	235.2
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	106.0	(62.3)
Net profits (losses) on trading account securities, excluding derivatives	(466.2)	534.3

Total	(360.2)	472.0
Investment securities gains (losses)—net:
Net gains on sales of marketable equity securities	28.2	98.3
Impairment losses on marketable equity securities	(156.5)	(43.7)
Other—net, principally impairment losses and gains (losses) on sales of debt securities	(59.0)	32.0

Total	(187.3)	86.6
Equity in earnings (losses) of equity method investees	6.1	(84.1)
Other non-interest income	88.4	75.8

Total non-interest income	¥58.2	¥1,351.9

Non-interest income for the six months ended September 30, 2009 was ¥1,351.9 billion, an increase of ¥1,293.7 billion from ¥58.2 billion for the six months ended September 30, 2008. This increase was primarily due to our recording net foreign exchange gains, net trading account profits and net investment securities gains for the six months ended September 30, 2009, which was partially offset by equity in losses of equity method investees for the same period.

Foreign exchange gains (losses)—net

Net foreign exchange gains of ¥235.2 billion were recorded for the six months ended September 30, 2009, compared with net foreign exchange losses of ¥101.6 billion for the six months ended September 30, 2008. The net foreign exchange gains primarily reflected transaction gains on the translation of foreign exchange trading.

The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each accounting period. In principle, all transaction gains (losses) on translation of monetary liabilities denominated in foreign currencies are included in current earnings. Transaction gains (losses) on translation into Japanese yen of trading securities, for which the fair value option is elected, are also included in current earnings.

Trading account profits (losses)—net

Net trading account profits of ¥472.0 billion were recorded for the six months ended September 30, 2009, compared with net trading account losses of ¥360.2 billion for the six months ended September 30, 2008. Net trading account profits (losses) primarily include net gains (losses) on interest rate and other derivative contracts entered into for trading purposes and on trading account securities. The increase in net trading account profits was mainly as a result of the valuation of trading account securities, excluding derivatives, reflecting the improved market conditions, partially offset by an increase of losses on interest rate and other derivative contracts. Unrealized gains and losses on those trading securities and financial instruments are recognized in current earnings.

Investment securities gains (losses)—net

Net investment securities gains for the six months ended September 30, 2009 were ¥86.6 billion, as compared to losses of ¥187.3 billion for the six months ended September 30, 2008. Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as securities available for sale. In addition, impairment losses are recognized as an offset of net investment securities gains (losses) when management concludes that declines in fair value of investment securities are other than temporary. The net investment securities gains for the six months ended September 30, 2009 mainly reflected a decrease in impairment losses on marketable equity securities of ¥112.8 billion and an increase in net gains on sales of marketable equity securities of ¥70.1 billion. The decrease in impairment losses on marketable equity securities between the same two periods was mainly due to the recovery in stock prices of Japanese equity securities.

Equity in earnings (losses) of equity method investees

Equity in losses of equity method investees for the six months ended September 30, 2009 was ¥84.1 billion, compared to earnings of ¥6.1 billion for the six months ended September 30, 2008. This decrease was mainly due to impairments recorded by an equity method investee in the consumer finance business.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,
	2008	2009
	(in billions)
Salaries and employee benefits	¥446.6	¥460.2
Occupancy expenses—net	85.3	82.5
Fees and commission expenses	101.6	97.5
Outsourcing expenses, including data processing	138.4	106.1
Depreciation of premises and equipment	64.6	55.3
Amortization of intangible assets	135.1	110.8
Impairment of intangible assets	49.1	9.2
Insurance premiums, including deposit insurance	56.5	57.0
Communications	32.1	29.0
Taxes and public charges	46.9	35.5
Impairment of goodwill	—	0.5
Other non-interest expenses	210.7	213.1

Total non-interest expense	¥1,366.9	¥1,256.7

Non-interest expense for the six months ended September 30, 2009 was ¥1,256.7 billion, a decrease of ¥110.2 billion from ¥1,366.9 billion for the six months ended September 30, 2008. This decrease was primarily due to a ¥39.9 billion decrease in impairment of intangible assets and a ¥32.3 billion decrease in outsourcing expenses. The decreases in impairment of intangible assets and outsourcing expenses were partially offset by the increase in salaries and employee benefits.

Impairment of intangible assets

Impairment of intangible assets amounted to ¥9.2 billion for the six months ended September 30, 2009, a decrease of ¥39.9 billion from ¥49.1 billion for the six months ended September 30, 2008. The decrease was primarily due to the absence of impairment losses, for the six months ended September 30, 2009, in connection with indefinite-lived customer relationships in our trust assets and securities businesses which were recorded for the six months ended September 30, 2008.

Outsourcing expenses

Outsourcing expenses for the six months ended September 30, 2009 were ¥106.1 billion, a decrease of ¥32.3 billion from ¥138.4 billion for the six months ended September 30, 2008. This decrease was mainly due to a decrease in outsourcing expenses related to the integration of our IT system and other aspects of our operations with those of the former UFJ group.

Amortization of intangible assets

Amortization of intangible assets for the six months ended September 30, 2009 was ¥110.8 billion, a decrease of ¥24.3 billion from ¥135.1 billion for the six months ended September 30, 2008. This decrease was mainly due to a decrease in the amount of amortization of software.

Income Tax Expense (Benefit)

The following table shows a summary of our income tax expense (benefit) for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,
	2008	2009
	(in billions, except percentages)
Income (loss) before income tax expense (benefit)	¥(646.6)	¥756.3
Income tax expense (benefit)	¥(238.3)	¥327.8
Effective income tax rate	36.9%	43.3%
Combined normal effective statutory tax rate	40.6%	40.6%

The combined normal effective statutory tax rate was 40.6% for the six months ended September 30, 2008 and 2009.

For the six months ended September 30, 2009, the effective tax rate was 43.3%, which was 2.7 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This primarily reflected an additional valuation allowance relating to certain companies, including a subsidiary in the consumer finance business.

For the six months ended September 30, 2008, the effective tax rate was 36.9%, which was 3.7 percentage points lower than the combined normal effective statutory tax rate of 40.6%. The lower effective tax rate was primarily due to the realization of previously unrecognized tax effects in connection with sales of shares in a subsidiary.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this section are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information in this section are not consistent with those in our unaudited condensed consolidated financial statements prepared on the basis of US GAAP and included elsewhere in this Report. For example, operating profit does not reflect items such as a part of provision (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries, or the Group, in the following three areas—Retail, Corporate, and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategies for the Group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within the Group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse, but integrated, lineup of products and services for our customers.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UnionBanCal Corporation, or UNBC. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. UNBC is a bank holding company, whose primary subsidiary, Union Bank, N.A., or Union Bank, is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. As a result of the tender offer that was completed in September 2008, and the second-step merger that was completed in November 2008, UNBC became our wholly owned subsidiary.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets—Consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Consists mainly of the corporate centers of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective April 1, 2009, we modified our managerial accounting methods, including those regarding revenue and expense distribution among our business segments. The presentation set forth below for the six months ended September 30, 2008 has been reclassified to conform to the new basis of managerial accounting. For further information, see Note 13 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Six months ended September 30, 2008:
Net revenue	¥628.4	¥534.5	¥178.0	¥145.9	¥323.9	¥858.4	¥96.3	¥185.4	¥(43.8)	¥1,724.7
Operating expenses	480.1	283.5	100.4	86.1	186.5	470.0	48.5	33.3	104.6	1,136.5

Operating profit (loss)	¥148.3	¥251.0	¥77.6	¥59.8	¥137.4	¥388.4	¥47.8	¥152.1	¥(148.4)	¥588.2

Six months ended September 30, 2009:
Net revenue	¥721.3	¥461.5	¥174.1	¥135.5	¥309.6	¥771.1	¥78.1	¥255.6	¥(9.9)	¥1,816.2
Operating expenses	498.1	259.8	101.0	85.8	186.8	446.6	45.1	32.0	100.1	1,121.9

Operating profit (loss)	¥223.2	¥201.7	¥73.1	¥49.7	¥122.8	¥324.5	¥33.0	¥223.6	¥(110.0)	¥694.3

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group increased ¥92.9 billion from ¥628.4 billion for the six months ended September 30, 2008 to ¥721.3 billion for the six months ended September 30, 2009. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to increased revenue as a result of ACOM Co., Ltd. being newly consolidated under Japanese GAAP, which was partially offset by a decrease in revenue from deposits and a decrease in revenue from Mitsubishi UFJ NICOS, which was in turn adversely affected by regulatory changes implemented in recent years reducing the legally permissible maximum interest rates on consumer loans.

Operating expenses of the Integrated Retail Banking Business Group increased ¥18.0 billion from ¥480.1 billion for the six months ended September 30, 2008 to ¥498.1 billion for the six months ended September 30, 2009. The increase in operating expenses was mainly due to increased operating expenses as a result of ACOM being newly consolidated under Japanese GAAP.

Operating profit of the Integrated Retail Banking Business Group increased ¥74.9 billion from ¥148.3 billion for the six months ended September 30, 2008 to ¥223.2 billion for the six months ended September 30, 2009. This increase was mainly due to the increase in net revenue as described above.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group decreased ¥87.3 billion from ¥858.4 billion for the six months ended September 30, 2008 to ¥771.1 billion for the six months ended September 30, 2009. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking, investment banking and trust banking businesses targeting corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue of the Integrated Corporate Banking Business Group was mainly due to a decrease in net revenue of domestic businesses.

With regard to our domestic businesses, net revenue of ¥461.5 billion was recorded for the six months ended September 30, 2009, a decrease of ¥73.0 billion from ¥534.5 billion recorded for the six months ended September 30, 2008. This decrease was mainly due to a decrease in revenue from deposits and to losses on CDS hedging transactions, partially offset by an increase in revenue from lending activities.

With regard to our overseas businesses, net revenue of ¥309.6 billion was recorded for the six months ended September 30, 2009, a decrease of ¥14.3 billion from ¥323.9 billion for the six months ended September 30, 2008. This decrease was mainly due to a decrease in revenue from deposits and to losses on CDS hedging transactions, partially offset by increases in revenue from lending activities and revenue from securities transactions.

Operating expenses of the Integrated Corporate Banking Business Group decreased ¥23.4 billion from ¥470.0 billion for the six months ended September 30, 2008 to ¥446.6 billion for the six months ended September 30, 2009. This decrease in expenses was mainly due to a decrease in domestic operating expenses resulting from our IT system integration and overall cost reductions.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥63.9 billion from ¥388.4 billion for the six months ended September 30, 2008 to ¥324.5 billion for the six months ended September 30, 2009. This decrease was mainly due to the decrease in net revenue described above.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group decreased ¥18.2 billion from ¥96.3 billion for the six months ended September 30, 2008 to ¥78.1 billion for the six months ended September 30, 2009. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The decrease in net revenue was mainly due to a decrease in revenue related to pension funds and investment trust funds.

Operating expenses of the Integrated Trust Assets Business Group decreased ¥3.4 billion from ¥48.5 billion for the six months ended September 30, 2008 to ¥45.1 billion for the six months ended September 30, 2009. The decrease in operating expenses was mainly due to an overall cost reduction.

Operating profit of the Integrated Trust Assets Business Group decreased ¥14.8 billion from ¥47.8 billion for the six months ended September 30, 2008 to ¥33.0 billion for the six months ended September 30, 2009. This decrease was mainly due to the decrease in net revenue described above.

Global Markets

Net revenue of Global Markets increased ¥70.2 billion from ¥185.4 billion for the six months ended September 30, 2008 to ¥255.6 billion for the six months ended September 30, 2009. The increase in net revenue was mainly due to improved performance of securities held for asset-liability management purposes and the recovery in fair values of securitized products.

Financial Condition

Total Assets

Our total assets at September 30, 2009 were ¥196.81 trillion, representing an increase of ¥3.31 trillion from ¥193.50 trillion at March 31, 2009. This increase was primarily due to increases in investment securities, call loans, funds sold, and receivables under resale agreements. This increase was partially offset by a decrease in net loans and receivables under securities borrowing transactions.

Loan Portfolio

Loans are our primary use of funds. The average loan balance accounted for 56.5% of total interest-earning assets for the six months ended September 30, 2008 and 55.9% for the six months ended September 30, 2009. At September 30, 2009, our total loans were ¥95.05 trillion, representing a decrease of ¥5.26 trillion from ¥100.31 trillion at March 31, 2009.

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2009 and September 30, 2009, based on the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	March 31, 2009	September 30, 2009
	(in billions)
Domestic:
Manufacturing	¥12,922.8	¥12,634.5
Construction	1,803.5	1,589.8
Real estate(3)	10,436.8	12,702.6
Services(3)	6,750.4	3,722.6
Wholesale and retail	9,760.8	8,882.6
Banks and other financial institutions(2)	4,836.0	4,473.2
Communication and information services	732.7	1,235.8
Other industries	9,515.9	8,375.6
Consumer	20,542.4	20,391.1

Total domestic	77,301.3	74,007.8

Foreign:
Governments and official institutions	351.1	351.0
Banks and other financial institutions(2)	2,687.0	3,033.6
Commercial and industrial	17,550.6	15,278.2
Other	2,510.5	2,483.6

Total foreign	23,099.2	21,146.4

Unearned income, unamortized premium—net and deferred loan fees—net	(90.2)	(105.7)

Total(1)	¥100,310.3	¥95,048.5

(1)	The above table includes loans held for sale of ¥119.6 billion at March 31, 2009 and ¥69.9 billion at September 30, 2009 which are carried at the lower of cost or estimated fair value.

(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(3)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, the loans to lease financing companies of ¥2,497.3 billion is included in the “Real estate” at September 30, 2009, which had been included in the “Services” in the classification of loans by industry at March 31, 2009.

Before unearned income, unamortized premium—net and deferred loan fees—net, our loan balance at September 30, 2009 consisted of ¥74.01 trillion of domestic loans and ¥21.15 trillion of foreign loans, while the loan balance at March 31, 2009 consisted of ¥77.30 trillion of domestic loans and ¥23.10 trillion of foreign loans. Between March 31, 2009 and September 30, 2009, domestic loans decreased ¥3.29 trillion and foreign loans decreased ¥1.95 trillion.

The overall decrease in domestic loans was mainly due to the recent economic stagnation. Domestic loans in most industry segments decreased. Analyzing of the domestic loan portfolio by industry segment, the loan balance for Other industries decreased ¥1.14 trillion, and the loan balance for Wholesale and retail decreased ¥0.88 trillion, while the loan balance for Communication and information services increased ¥0.50 trillion.

The decrease in foreign loans was mainly due to a decrease in the commercial and industrial segment during the six months ended September 30, 2009.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal year ended March 31, 2009 and for the six months ended September 30, 2008 and 2009:

	Fiscal year ended March 31,	Six months ended September 30,
	2009	2008	2009
	(in billions)
Balance at beginning of period	¥1,134.9	¥1,134.9	¥1,156.6
Provision for credit losses	626.9	457.3	381.2
Charge-offs:
Domestic	(559.0)	(270.8)	(236.0)
Foreign	(44.3)	(23.1)	(73.4)

Total	(603.3)	(293.9)	(309.4)

Recoveries	26.5	11.4	28.4

Net charge-offs	(576.8)	(282.5)	(281.0)
Others(1)	(28.4)	(5.4)	(1.8)

Balance at end of period	¥1,156.6	¥1,304.3	¥1,255.0

(1)	“Others” principally includes losses (gains) from foreign exchange transaction and adjustments related to the transfer of a business by a subsidiary for the six months ended September 30, 2009.

As previously stated, the provision for credit losses for the six months ended September 30, 2009 was ¥381.2 billion, a decrease of ¥76.1 billion from ¥457.3 billion for the six months ended September 30, 2008. Charge-offs for the six months ended September 30, 2009 were ¥309.4 billion, an increase of ¥15.5 billion from ¥293.9 billion for the six months ended September 30, 2008. The total allowance as of September 30, 2009 was ¥1,255.0 billion, an increase of ¥98.4 billion from ¥1,156.6 billion at March 31, 2009.

The following table summarizes the allowance for credit losses by component at March 31, 2009 and September 30, 2009:

	March 31, 2009	September 30, 2009
	(in billions)
Allocated allowance
Specific—Specifically identified problem loans	¥618.5	¥686.7
Large groups of smaller balance homogeneous loans	97.9	99.9
Loans exposed to specific country risk	1.1	1.0
Formula—Substandard, special mention and other loans	432.8	459.5
Unallocated allowance	6.3	7.9

Total allowance	¥1,156.6	¥1,255.0

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

Change in total allowance and provision for credit losses

At September 30, 2009, the total allowance for credit losses was ¥1,255.0 billion, representing 1.32% of our total loan portfolio. At March 31, 2009, the total allowance for credit losses was ¥1,156.6 billion, representing 1.15% of our total loan portfolio. The total allowance increased from ¥1,156.6 billion at March 31, 2009 to ¥1,255.0 billion at September 30, 2009 primarily as a result of the general weakening of financial conditions of both domestic and foreign borrowers.

The provision for credit losses for the six months ended September 30, 2009 was ¥381.2 billion, a decrease of ¥76.1 billion from ¥457.3 billion for the six months ended September 30, 2008. The decrease in the provision for credit losses was primarily due to having fewer downgrades in credit ratings among our large borrowers.

During the six months ended September 30, 2009, there were no significant changes in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans. Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of our domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries.

Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrades of external credit ratings, declining stock prices, business restructuring and other events, and reassess borrowers’ ratings in response to such events. This credit monitoring process forms an integral part of our overall risk management process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral at the annual and semi-annual fiscal year end, if the loan is collateral-dependent as of a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2009 and September 30, 2009:

	March 31, 2009	September 30, 2009
	(in billions, except percentages)
Nonaccrual Loans:
Domestic:
Manufacturing	¥87.7	¥79.7
Construction	55.8	36.0
Real estate	263.8	292.6
Services	104.6	84.0
Wholesale and retail	139.0	119.1
Banks and other financial institutions	14.8	2.8
Communication and information services	36.9	73.0
Others industries	20.6	101.7
Consumer	372.9	361.3

Total domestic	1,096.1	1,150.2
Foreign:	153.4	180.5

Total nonaccrual loans	1,249.5	1,330.7

Restructured Loans:
Domestic:
Manufacturing	67.5	106.2
Construction	18.0	22.1
Real estate	59.4	62.9
Services	40.7	52.4
Wholesale and retail	28.8	58.7
Banks and other financial institutions	3.3	3.5
Communication and information services	15.9	20.7
Others industries	128.3	53.4
Consumer	95.9	76.6

Total domestic	457.8	456.5
Foreign:	63.8	126.2

Total restructured loans	521.6	582.7

Accruing loans contractually past due 90 days or more:
Domestic	15.1	12.4
Foreign	6.4	0.4

Total accruing loans contractually past due 90 days or more	21.5	12.8

Total	¥1,792.6	¥1,926.2

Total Loans	¥100,310.3	¥95,048.5

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	1.79%	2.03%

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased ¥133.6 billion from 1,792.6 billion at March 31, 2009 to ¥1,926.2 billion at September 30, 2009. The percentage of nonperforming loans to total loans rose 0.24 percentage points from 1.79% at March 31, 2009 to 2.03% at September 30, 2009.

Total nonaccrual loans were ¥1,330.7 billion at September 30, 2009, an increase of ¥81.2 billion, or 6.5%, from ¥1,249.5 billion at March 31, 2009. Domestic nonaccrual loans increased ¥54.1 billion mainly due to the downgrade in credit ratings of certain large borrowers in the communication and information service and other industries segments, while foreign nonaccrual loans increased ¥27.1 billion mainly due to the downgrade in credit ratings of certain foreign borrowers in the foreign banks and other financial institutions segment.

Total restructured loans were ¥582.7 billion at September 30, 2009, an increase of ¥61.1 billion, or 11.7%, from ¥521.6 billion at March 31, 2009. Domestic restructured loans decreased ¥1.3 billion to ¥456.5 billion at September 30, 2009 from ¥457.8 billion at March 31, 2009, while foreign restructured loans increased ¥62.4 billion to ¥126.2 billion at September 30, 2009 from ¥63.8 billion at March 31, 2009. The increase in the total restructured loans was primarily due to the downgrade in credit ratings of certain foreign large borrowers.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2009 and September 30, 2009, excluding smaller-balance homogeneous loans:

	March 31, 2009		September 30, 2009
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions, except percentages)
Requiring an impairment allowance	¥1,168.5	¥618.6	¥1,315.8	¥686.7
Not requiring an impairment allowance	407.7	—	394.4	—

Total impaired loans	¥1,576.2	¥618.6	¥1,710.2	¥686.7

Percentage of the allocated allowance to total impaired loans	39.2%		40.2%

In addition to impaired loans presented in the above table, there were no impaired loans held for sale at March 31, 2009, and there were ¥11.7 billion impaired loans held for sales at September 30, 2009.

Impaired loans increased ¥134.0 billion, or 8.5%, from ¥1,576.2 billion at March 31, 2009 to ¥1,710.2 billion at September 30, 2009. The increase was mainly due to the increase in nonaccrued loans.

The percentage of the allocated allowance to total impaired loans rose 1.0 percentage points to 40.2% at September 30, 2009 from 39.2% at March 31, 2009.

Based upon a review of the financial status of borrowers, our banking subsidiaries may grant various concessions (modification of loan terms) to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates, debt write-off, and extensions of the maturity date. According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, none of our banking subsidiaries modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt,” or “Bankrupt” under the self-assessment categories established by Japanese banking regulations because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pools of loans rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience.

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥99.9 billion at September 30, 2009, an increase of ¥2.0 billion from ¥97.9 billion at March 31, 2009.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries to which the allowance for country risk exposure relates are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account.

The allocated allowance for country risk exposure was ¥1.1 billion at March 31, 2009 and ¥1.0 billion at September 30, 2009.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance increased ¥26.7 billion from ¥432.8 billion at March 31, 2009 to ¥459.5 billion at September 30, 2009. The main reason for this increase was downgrades of loans to certain borrowers to substandard loans or special mention loans.

Investment Portfolio

Our investment securities are primarily comprised of Japanese national government and Japanese government agency bonds, corporate bonds and marketable equity securities. Japanese national government and Japanese government agency bonds are mostly classified as securities available for sale. We also hold Japanese national government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular, to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that from a risk management perspective reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2009 and September 30, 2009, the aggregate value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities increased ¥9.39 trillion, from ¥37.64 trillion at March 31, 2009 to ¥47.03 trillion at September 30, 2009 due primarily to increased purchases of Japanese national government and Japanese government agency bonds and the recovery in stock prices of Japanese equity securities, which resulted in an increase in our marketable equity securities.

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2009 and September 30, 2009:

	March 31, 2009			September 30, 2009
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥23,846.2	¥23,892.8	¥46.6	¥32,357.5	¥32,387.2	¥29.7
Japanese prefectural and municipal bonds	277.9	282.5	4.6	281.3	289.8	8.5
Foreign governments and official institutions bonds	185.6	190.6	5.0	196.6	201.1	4.5
Corporate bonds	3,791.0	3,869.0	78.0	3,624.4	3,702.1	77.7
Mortgage-backed securities	676.3	668.2	(8.1)	738.6	738.9	0.3
Asset-backed securities, excluding mortgage-backed securities(1)	543.0	495.1	(47.9)	330.2	329.9	(0.3)
Other debt securities	33.3	32.1	(1.2)	1.6	1.5	(0.1)
Marketable equity securities	3,340.3	3,959.8	619.5	3,311.7	4,608.4	1,296.7

Total securities available for sale	¥32,693.6	¥33,390.1	¥696.5	¥40,841.9	¥42,258.9	¥1,417.0

Debt securities being held to maturity(2)	¥2,812.4	¥2,826.4	¥14.0	¥3,123.4	¥3,093.0	¥(30.4)

Notes:

(1)	AAA-rated products account for approximately two-thirds of our asset-backed securities including securities classified as trading securities, securities available for sale and securities being held to maturity.

(2)	See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on securities available for sale increased ¥0.72 trillion from ¥0.70 trillion at March 31, 2009 to ¥1.42 trillion at September 30, 2009. This increase consisted of a ¥0.68 trillion increase in net unrealized gains on marketable equity securities and a ¥0.04 trillion increase in net unrealized gains on debt securities. The increase in net unrealized gains of ¥0.68 trillion on marketable equity securities was mainly due to increases in stock prices which positively affected our holdings of Japanese equity securities. The increase in net unrealized gains on debt securities was mainly due to the recovery in fair values of asset-backed securities including mortgage-backed securities.

The amortized cost for securities being held to maturity at September 30, 2009 increased ¥0.31 trillion compared to that at March 31, 2009. The increase was mainly due to an increase in the amortized cost for foreign government and official institutions bonds.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks at September 30, 2009 were ¥4.79 trillion, an increase of ¥1.25 trillion from ¥3.54 trillion at March 31, 2009. Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. The increase primarily reflected such fluctuation at the end of the relevant period.

Call Loans, Funds Sold, and Receivables under Resale Agreements

Call loans, funds sold, and receivables under resale agreements at September 30, 2009 was ¥3.84 trillion, an increase of ¥0.90 trillion from ¥2.94 trillion at March 31, 2009. The increase was primarily due to an increase in receivables under resale agreements relating to our overseas subsidiaries’ transactions with institutional investors.

Receivables under Securities Borrowing Transactions

Receivables under securities borrowing transactions at September 30, 2009 were ¥5.85 trillion, a decrease of ¥0.95 trillion from ¥6.80 trillion at March 31, 2009. The decrease was primarily due to a decrease in external transactions and an increase in internal transactions which need to be eliminated on a consolidated basis.

Goodwill

Goodwill at September 30, 2009 was ¥0.39 trillion. The balance remained approximately the same compared to March 31, 2009. Compared to September 30, 2008, goodwill decreased to ¥0.69 trillion from ¥1.08 trillion. This decrease was mainly due to goodwill impairment losses of ¥0.85 trillion, partially offset by ¥0.18 trillion of goodwill we acquired in connection with making UNBC a wholly-owned subsidiary during the second half of the fiscal year ended March 31, 2009.

Deferred Tax Assets

Deferred tax assets decreased ¥0.59 trillion from ¥2.17 trillion at March 31, 2009 to ¥1.58 trillion at September 30, 2009. This decrease was primarily due to an increase in deferred tax liabilities which was caused by an increase in net unrealized gains on investment securities.

Total Liabilities

At September 30, 2009, total liabilities were ¥189.35 trillion, an increase of ¥2.32 trillion, from ¥187.03 trillion at March 31, 2009. This increase primarily reflected increases in total deposits as described below.

Deposits

Deposits are our primary source of funds. At September 30, 2009, total deposits were ¥132.29 trillion, an increase of ¥3.96 trillion from ¥128.33 trillion at March 31, 2009. For the six months ended September 30, 2009, total average deposits were ¥130.01 trillion.

Domestic deposits decreased ¥0.47 trillion from ¥110.83 trillion at March 31, 2009 to ¥110.36 trillion at September 30, 2009, primarily due to a decrease of ¥0.65 trillion in non-interest bearing deposits. The decrease in non-interest bearing deposits was mainly caused by a decrease in current deposit balance. Foreign deposits increased ¥4.42 trillion from ¥17.50 trillion at March 31, 2009 to ¥21.92 trillion at September 30, 2009 due to an increase in interest-bearing deposits at our overseas offices and subsidiaries.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, and payables under repurchase agreements, payables under securities lending transactions, and due to trust account and other short-term borrowings.

Short-term borrowings decreased ¥1.03 trillion from ¥28.09 trillion at March 31, 2009 to ¥27.06 trillion at September 30, 2009. This decrease in short-term borrowings was primarily attributable to a decrease of ¥1.88 trillion in due to trust account and other short-term borrowings, which was partially offset by an increase of ¥1.18 trillion in call money, funds purchased, and payables under repurchase agreements.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to our broad customer base in Japan, the balance of our deposits generally remained stable, from ¥128.33 trillion at March 31, 2009 to ¥132.29 trillion at September 30, 2009. As of September 30, 2009, our deposits exceeded our loans, net of allowance for credit losses, of ¥93.79 trillion, by ¥38.50 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits of ¥130.01 trillion during the six months ended September 30, 2009, combined with average of total equity of ¥7.38 trillion for the same period, funded 70.4% of our average total assets of ¥195.21 trillion during the six months ended September 30, 2009.

Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, and due to trust account and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mainly three to five years’ maturity. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

Total Equity

The following table presents a summary of our total equity at March 31, 2009 and at September 30, 2009:

	March 31, 2009	September 30, 2009
	(in billions, except percentages)
Preferred stock	¥442.1	¥442.1
Common stock	1,127.6	1,127.6
Capital surplus	6,095.8	6,096.0
Accumulated deficit	(606.2)	(135.7)
Accumulated other changes in equity from nonowner sources, net of taxes	(813.7)	(321.0)
Treasury stock, at cost	(10.7)	(11.3)

Total Mitsubishi UFJ Financial Group shareholders’ equity	6,234.9	7,197.7
Noncontrolling interests	232.2	263.2

Total Equity	¥6,467.1	7,460.9

Ratio of total equity to total assets	3.34%	3.79%

Total equity increased ¥993.8 billion from ¥6,467.1 billion at March 31, 2009 to ¥7,460.9 billion at September 30, 2009, and the ratio of total equity to total assets showed an increase of 0.45 percentage points from 3.34% at March 31, 2009 to 3.79% at September 30, 2009. The increase in total equity, and the resulting increase in the ratio to total assets, at September 30, 2009 were attributable to a decrease in accumulated deficit of ¥470.5 billion and an increase in accumulated other changes in equity from nonowner sources, net of taxes of

¥492.7 billion. The increase in retained earnings was mainly due to our recording a net income for the six months ended September 30, 2009. The increase in accumulated other changes in equity from nonowner sources, net of taxes, was mainly due to a recovery in the Japanese stock market and in the fair value of securitized products, which resulted in an increase in net unrealized gains on securities available for sale.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our equity. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2009 and September 30, 2009:

	March 31, 2009	September 30, 2009
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities available for sale	¥95.2	¥490.7
Accumulated net unrealized gains to total equity	1.47%	6.58%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the US dollar and other foreign currencies and by general price levels of Japanese equity securities.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated risk-based capital components, risk-weighted assets and risk-based capital ratios based on the Basel II standards as of March 31, 2009 and September 30, 2009 (Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency, or FSA. The percentages in the tables below are rounded down.):

	March 31, 2009	September 30, 2009	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥7,575.2	¥8,894.4
Tier II capital (qualifying capital)	4,216.1	4,383.6
Tier III capital (qualifying capital)	—	—
Deductions from total qualifying capital	312.9	329.1

Total capital	¥11,478.4	¥12,948.9

Risk-weighted assets	¥97,493.5	¥97,368.3

Capital ratios:
Tier I capital	7.76%	9.13%	4.00%
Total risk-adjusted capital	11.77	13.29	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at September 30, 2009 were 9.13% and 13.29% respectively. The increase in total risk-adjusted capital ratio was mainly due to an increase in Tier I capital resulting from the recovery in fair value of securities available for sale.

Under our financial holding company status in the United States, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%.

For a description of transactions that occurred after September 30, 2009 that affect our capital ratios, see “Recent Developments.”

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB based on the Basel II standards as of March 31, 2009 and September 30, 2009 (The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the tables below are rounded down.):

	March 31, 2009	September 30, 2009	Minimum capital ratios required
Consolidated capital ratios:
BTMU
Tier I capital	7.64%	9.20%	4.00%
Total risk-adjusted capital	12.02	13.72	8.00
MUTB
Tier I capital	10.17	11.62	4.00
Total risk-adjusted capital	12.70	14.82	8.00

Stand-alone capital ratios:
BTMU
Tier I capital	8.34	9.96	4.00
Total risk-adjusted capital	12.74	14.47	8.00
MUTB
Tier I capital	9.85	11.27	4.00
Total risk-adjusted capital	12.49	14.59	8.00

At September 30, 2009, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank at December 31, 2008 and at June 30, 2009 (The underlying figures are calculated in accordance with US banking regulations based on information derived from the financial statements prepared in accordance with US GAAP as required by the US Office of the Comptroller of the Currency, or the OCC.):

	December 31, 2008	June 30, 2009	Minimum capital ratios required	Ratio OCC requires to be “well capitalized”
UNBC:
Tier I capital (to risk-weighed assets)	8.78%	8.68%	4.00%	—
Tier I capital (to quarterly average assets)(1)	8.42	7.89	4.00	—
Total capital (to risk-weighted assets)	11.63	11.54	8.00	—
Union Bank:
Tier I capital (to risk-weighed assets)	8.67%	8.34%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	8.31	7.54	4.00	5.00
Total capital (to risk-weighted assets)	11.01	10.69	8.00	10.00

(1)	Excludes certain intangible assets.

In September 2009, UNBC received a $2.0 billion capital contribution from BTMU. Following such capital contribution, the risk-adjusted capital ratios of UNBC and Union Bank at September 30, 2009 were 14.42% and 13.13%, respectively.

As of December 31, 2008 and June 30, 2009, Union Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as “well capitalized,” Union Bank must maintain minimum ratios of Tier I capital to risk-weighted assets, Tier I capital to quarterly average assets (the Leverage ratio), and total capital to risk-weighted assets, as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank’s category.

Capital Ratio of Mitsubishi UFJ Securities

At March 31, 2009, MUS’s capital accounts, less certain fixed assets of ¥502.8 billion, were 353.7% of the total amounts equivalent to market, counterparty credit and operations risks as calculated pursuant to the Financial Instruments and Exchange Law.

At September 30, 2009, MUS’s capital accounts, less certain fixed assets of ¥513.4 billion, were 330.9% of the total amounts equivalent to market, counterparty credit and operations risks. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these contracts expire without being drawn down, the total contractual or notional amounts of these contracts do not necessarily represent our future cash requirements. See Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the contractual or notional amounts of such contracts.

In addition, some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, or VIEs. See Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2009 is presented in the table below. The total amount of VaR and the VaR of each risk categories as of September 30, 2009 were higher than those at March 31, 2009.

	VaR for Trading Activities (April 2009—September 2009)
	(in billions)
Risk category	Daily avg.	High	Low	September 30, 2009	March 31, 2009
Interest rate	¥16.09	¥22.06	¥11.90	¥17.23	¥15.98
Of which, Japanese yen	12.02	16.58	8.04	12.45	9.16
Of which, US dollar	5.20	8.39	3.36	4.01	6.97
Foreign exchange	5.63	10.36	1.97	1.97	3.78
Equities	2.53	7.08	1.36	7.08	2.26
Commodities	0.39	0.76	0.20	0.31	0.21
Diversification effect	(5.68)	—	—	(1.94)	(4.94)

Total	¥18.96	¥25.66	¥13.43	¥24.65	¥17.29

Note:	Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

Our daily average VaR by quarter in the six months ended September 30, 2009 was as follows:

Quarter	Daily average VaR
April–June 2009	¥17.95 billion
July–September 2009	¥19.96 billion

Quantitative market risks fluctuated throughout April–September 2009, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2009, with positive trading-related revenue recorded for 118 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 54 days of positive revenue and 2 days of negative revenue exceeding ¥1 billion.

Backtesting.    We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. Actual losses never exceeded VaR on our trading days in our backtesting of 250 trading days ended September 30, 2009.

Stress Testing.    We calculate, on a daily basis, the predicted losses of our current positions in each market sector, applying the worst ten-day change recorded during the observation period of 701 business days. As of September 30, 2009, we held a total trading activity position of ¥16.4 billion of predicted losses as compared to ¥12.5 billion as of March 31, 2009.

Non-Trading Activities.    The VaR for our total non-trading activities as of September 30, 2009, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was ¥444.0 billion, a ¥59.3 billion decrease from March 31, 2009. In the six months ended September 30, 2009, market risks related to interest rate decreased ¥57.5 billion, and risk related to equities increased ¥0.9 billion.

Based on a simple summation of the figures across the risk categories, interest rate risks accounted for approximately 88% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the six months ended September 30, 2009, the daily average interest rate VaR totaled ¥441.2 billion, with the highest recorded VaR being ¥472.7 billion and the lowest being ¥414.8 billion.

Our daily average interest rate VaR by quarter in the six months ended September 30, 2009 was as follows:

Quarter	Daily average VaR
April–June 2009	¥475.5 billion
July–September 2009	¥470.7 billion

Comparing the proportion of each currency’s interest rate VaR to the total interest VaR as of September 30, 2009 against that as of March 31, 2009, there were a three percentage point increase in Japanese yen from 30% to 33% and a six percentage point decrease in US dollars from 63% to 57%, and a three percentage point increase in euro from 7% to 10%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2008 AND 2009

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2008	March 31, 2009	September 30, 2009
	(in millions)
Assets:
Cash and due from banks	¥4,402,069	¥3,071,252	¥3,083,474
Interest-earning deposits in other banks (including ¥14,343 million at September 30, 2008, ¥22,768 million at March 31, 2009, and ¥12,744 million at September 30, 2009 that are measured at fair value under fair value option)	5,957,644	3,543,551	4,788,512
Call loans, funds sold, and receivables under resale agreements (including ¥40,179 million at September 30, 2008, ¥36,066 million at March 31, 2009, and ¥31,787 million at September 30, 2009 that are measured at fair value under fair value option)	4,404,612	2,937, 853	3,835,198
Receivables under securities borrowing transactions	6,243,090	6,797,025	5,845,064
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥8,242,530 million at September 30, 2008, ¥10,643,443 million at March 31, 2009, and ¥9,487,045 million at September 30, 2009) (including ¥9,095,663 million at September 30, 2008, ¥10,832,557 million at March 31, 2009, and ¥10,600,261 million at September 30, 2009 that are measured at fair value under fair value option)	29,015,608	30,281,525	29,731,146
Investment securities:
Securities available for sale (including assets pledged that secured parties are permitted to sell or repledge of ¥2,472,436 million at September 30, 2008, ¥1,899,512 million at March 31, 2009 and ¥3,493,275 million at September 30, 2009)	27,919,859	33,390,087	42,258,856
Securities being held to maturity (including assets pledged that secured parties are permitted to sell or repledge of ¥101,990 million at September 30, 2008, ¥165,818 million at March 31, 2009, and ¥430,477 million at September 30, 2009) (estimated fair value of ¥2,165,008 million at September 30, 2008, ¥2,826,446 million at March 31, 2009 and ¥3,092,989 million at September 30, 2009)	2,156,830	2,812,353	3,069,173
Other investment securities	544,374	1,434,124	1,697,134

Total investment securities	30,621,063	37,636,564	47,025,163

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,774,927 million at September 30, 2008, ¥3,729,490 million at March 31, 2009, and ¥3,533,212 million at September 30, 2009)	100,794,969	100,310,341	95,048,475
Allowance for credit losses	(1,304,297)	(1,156,638)	(1,254,961)

Net loans	99,490,672	99,153,703	93,793,514

Premises and equipment—net	1,055,982	1,043,416	1,055,980
Accrued interest	312,751	267,747	252,685
Customers’ acceptance liability	102,934	59,144	56,825
Intangible assets—net	1,277,617	1,191,941	1,154,298
Goodwill	1,081,324	379,426	390,764
Deferred tax assets	1,451,520	2,172,789	1,576,718
Other assets	5,240,049	4,963,481	4,225,122

Total assets	¥190,656,935	¥193,499,417	¥196,814,463

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

	September 30, 2008	March 31, 2009	September 30, 2009
	(in millions)
Liabilities and Equity:
Deposits:
Domestic offices:
Non-interest-bearing	¥14,287,307	¥15,023,660	¥14,373,460
Interest-bearing	94,575,082	95,802,559	95,988,781
Overseas offices, principally interest-bearing (including ¥21,395 million at September 30, 2008, ¥4,235 million at March 31, 2009, and nil at September 30, 2009 that are measured at fair value under fair value option)	19,290,524	17,504,833	21,924,467

Total deposits	128,152,913	128,331,052	132,286,708

Call money, funds purchased, and payables under repurchase agreements	11,705,795	14,147,473	15,325,388
Payables under securities lending transactions	4,266,087	4,279,867	3,951,291
Due to trust account and other short-term borrowings (including ¥10,633 million at September 30, 2008, ¥3,755 million at March 31, 2009, and ¥17,355 million at September 30, 2009 that are measured at fair value under fair value option)	7,592,700	9,664,224	7,783,106
Trading account liabilities	6,901,379	9,492,561	7,989,937
Obligations to return securities received as collateral	4,288,740	2,708,800	2,536,869
Bank acceptances outstanding	102,934	59,144	56,825
Accrued interest	293,021	251,285	245,469
Long-term debt (including ¥628,528 million at September 30, 2008, ¥532,641 million at March 31, 2009, and ¥587,546 million at September 30, 2009 that are measured at fair value under fair value option)	13,644,564	13,273,288	14,057,567
Other liabilities	5,460,582	4,824,603	5,120,433

Total liabilities	182,408,715	187,032,297	189,353,593

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock—aggregate liquidation preference of ¥261,301 million at September 30, 2008, and ¥640,001 million at March 31, 2009 and September 30, 2009, with no stated value	247,100	442,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 10,933,679,680 shares at September 30, 2008, and 11,648,360,720 shares at March 31, 2009 and September 30, 2009, with no stated value	1,084,708	1,127,552	1,127,552
Capital surplus	5,864,614	6,095,820	6,095,990
Retained earnings (Accumulated deficit):
Appropriated for legal reserve	239,571	239,571	239,571
Unappropriated retained earnings (Accumulated deficit)	410,776	(845,778)	(375,274)
Accumulated other changes in equity from nonowner sources, net of taxes	338,069	(813,695)	(321,015)
Treasury stock, at cost—328,552,861 common shares at September 30, 2008, 9,080,212 common shares at March 31, 2009 and 13,848,947 common shares at September 30, 2009	(439,844)	(10,675)	(11,236)

Total Mitsubishi UFJ Financial Group shareholders’ equity	7,744,994	6,234,895	7,197,688
Noncontrolling interests	503,226	232,225	263,182

Total equity	8,248,220	6,467,120	7,460,870

Total liabilities and equity	¥190,656,935	¥193,499,417	¥196,814,463

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

	Six months ended September 30,
	2008	2009
	(in millions)
Interest income:
Loans, including fees	¥1,323,456	¥1,025,906
Deposits in other banks	83,221	14,771
Investment securities	213,360	234,699
Trading account assets	253,900	159,225
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	132,072	21,974

Total	2,006,009	1,456,575

Interest expense:
Deposits	448,642	196,132
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	186,407	38,424
Due to trust account, other short-term borrowings, and trading account liabilities	93,648	39,198
Long-term debt	157,931	140,478

Total	886,628	414,232

Net interest income	1,119,381	1,042,343
Provision for credit losses	457,275	381,196

Net interest income after provision for credit losses	662,106	661,147

Non-interest income:
Fees and commissions	612,757	566,403
Foreign exchange gains (losses)—net	(101,589)	235,210
Trading account profits (losses)—net	(360,207)	472,027
Investment securities gains (losses)—net (including credit loss of ¥14,502 million, consisting of ¥13,456 million decline in fair value and net of ¥1,046 million recognized in other changes in equity from nonowner sources for the six months ended September 30, 2009)	(187,322)	86,617
Equity in earnings (losses) of equity method investees	6,123	(84,126)
Other non-interest income	88,473	75,719

Total	58,235	1,351,850

Non-interest expense:
Salaries and employee benefits	446,595	460,162
Occupancy expenses—net	85,322	82,483
Fees and commission expenses	101,646	97,530
Outsourcing expenses, including data processing	138,356	106,134
Depreciation of premises and equipment	64,595	55,349
Amortization of intangible assets	135,118	110,755
Impairment of intangible assets	49,060	9,239
Insurance premiums, including deposit insurance	56,499	56,969
Communications	32,123	28,956
Taxes and public charges	46,895	35,533
Impairment of goodwill	—	460
Other non-interest expenses	210,759	213,091

Total	1,366,968	1,256,661

Income (loss) before income tax expense (benefit)	(646,627)	756,336
Income tax expense (benefit)	(238,346)	327,836

Net income (loss) before attribution of noncontrolling interests	(408,281)	428,500

Net income attributable to noncontrolling interests	2,251	8,180
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(410,532)	¥420,320

Income allocable to preferred shareholders:
Cash dividends paid	¥3,335	¥9,708
Beneficial conversion feature	7,137	—
Income allocable to preferred shareholders of Mitsubishi UFJ NICOS Co., Ltd.:
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 Stock (Note 4)	7,676	—

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(428,680)	¥410,612

	(in Yen)
Earnings (loss) per share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(41.07)	35.29
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(41.07)	35.22

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

from Nonowner Sources (Unaudited)

	Gains (Losses), Net of Income Taxes
	Six months ended September 30,
	2008	2009
	(in millions)
Net income (loss) before attribution of noncontrolling interests	¥(408,281)	¥428,500

Other changes in equity from nonowner sources:
Net unrealized holding gains (losses) on investment securities (including unrealized gain of ¥620 million, net of tax, related to debt securities with credit component realized in earnings in 2009)	(483,029)	570,753
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	101,614	(53,792)

Total	(381,415)	516,961

Net unrealized gains on derivatives qualifying for cash flow hedges	3,603	2,877
Reclassification adjustment for gains included in net income (loss) before attribution of noncontrolling interests	(2,277)	(3,795)

Total	1,326	(918)

Pension liability adjustments	(14,668)	13,729
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	(663)	15,316

Total	(15,331)	29,045

Foreign currency translation adjustments	(54,623)	68,122
Reclassification adjustment for losses included in net income (loss) before attribution of noncontrolling interests	33	2,834

Total	(54,590)	70,956

Total changes in equity from nonowner sources	(858,291)	1,044,544

Net income attributable to noncontrolling interests	2,251	8,180
Other changes in equity from nonowner sources attributable to noncontrolling interests	(20,383)	5,154

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group	¥(840,159)	¥1,031,210

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
	2008	2009
	(in millions)
Preferred stock:
Balance at beginning of period	¥247,100	¥442,100

Balance at end of period	¥247,100	¥442,100

Common stock:
Balance at beginning of period	¥1,084,708	¥1,127,552

Balance at end of period	¥1,084,708	¥1,127,552

Capital surplus:
Balance at beginning of period	¥5,791,300	¥6,095,820
Gains on induced conversion of shares of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 4)	71,103	—
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 4).	(6,908)	—
Beneficial conversion feature of preferred stock	7,137	—
Stock-based compensation expense	2,496	789
Conversion of preferred stock to common stock by a subsidiary	—	(641)
Losses on sales of shares of treasury stock, net of taxes	(592)	—
Other—net	78	22

Balance at end of period	¥5,864,614	¥6,095,990

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings (Accumulated deficit):
Balance at beginning of period	¥935,309	¥(845,778)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(410,532)	420,320
Cash dividends:
Common stock—¥7.00 in 2008 and ¥5.00 in 2009 per share	(72,519)	(58,232)
Preferred stock (Class 3)—¥30.00 in 2008 and ¥30.00 in 2009 per share	(3,000)	(3,000)
Preferred stock (Class 5)—¥43.00 in 2009 per share	—	(6,708)
Preferred stock (Class 8)—¥7.95 in 2008 per share	(141)	—
Preferred stock (Class 12)—¥5.75 in 2008 per share	(194)	—
Beneficial conversion feature of preferred stock	(7,137)	—
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 4)	(47,507)	—
Losses on sales of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 4)	(35,966)	—
Losses on sales of shares of treasury stock, net of taxes	—	(44)
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 4)	(7,676)	—
Effect of adopting a new guidance on recognition and presentation of other-than-temporary impairments, net of taxes (Note 1)	—	118,210
Effect of adopting a new guidance on defined benefit pension and other postretirement plans, net of taxes (Note 1)	(132)	—
Effect of adopting a new guidance on fair value measurements, net of taxes (Note 1)	27,317	—
Effect of adopting a new guidance on fair value option for financial assets and financial liabilities, net of taxes (Note 1)	32,979	—
Other—net	(25)	(42)

Balance at end of period	¥410,776	¥(375,274)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
	2008	2009
	(in millions)
Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period	¥919,420	¥(813,695)
Net change during the period	(429,627)	610,890
Effect of adopting a new guidance on recognition and presentation of other-than-temporary impairments, net of taxes (Note 1)	—	(118,210)
Effect of adopting a new guidance on defined benefit pension and other postretirement plans, net of taxes (Note 1)	(131,574)	—
Effect of adopting a new guidance on fair value option for financial assets and financial liabilities, net of taxes (Note 1)	(20,150)	—

Balance at end of period	¥338,069	¥(321,015)

Treasury stock:
Balance at beginning of period	¥(727,293)	¥(10,675)
Purchases of shares of treasury stock	(279)	(1,605)
Sales of shares of treasury stock	102,851	1,056
Net increase resulting from changes in voting interests in consolidated subsidiaries and affiliated companies	(2)	(12)
Exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 4)	184,879	—

Balance at end of period	¥(439,844)	¥(11,236)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥7,744,994	¥7,197,688

Noncontrolling interests:
Balance at beginning of period	¥663,816	¥232,225
Initial origination of noncontrolling interests	46,593	27,851
Transactions between noncontrolling interest shareholders and the related consolidated subsidiaries	9,584	2,669
Exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. and sale of shares of Mitsubishi UFJ NICOS Co., Ltd.	(135,711)	—
Decrease in noncontrolling interests related to exclusion of subsidiaries from consolidation	(54,408)	(10,332)
Net income attributable to noncontrolling interests	2,251	8,180
Dividends paid to noncontrolling interests	(10,473)	(3,685)
Other changes in equity from nonowner sources, net of taxes:
Net unrealized holding gains (losses) on investment securities	(9,064)	3,387
Reclassification adjustment for losses (gains) included in net income attributable to noncontrolling interests in relation to net unrealized holding gains (losses) on investment securities	1,225	(132)
Net unrealized gains on derivatives qualifying for cash flow hedges	1,283	—
Reclassification adjustment for gains included in net income attributable to noncontrolling interests in relation to net unrealized gains on derivatives qualifying for cash flow hedges	(810)	—
Pension liability adjustments	770	63
Reclassification adjustment for losses included in net income attributable to noncontrolling interests in relation to pension liability adjustments	250	74
Foreign currency translation adjustments	(14,037)	1,762
Other—net	1,957	1,120

Balance at end of period	¥503,226	¥263,182

Total equity	¥8,248,220	¥7,460,870

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
	2008	2009
	(in millions)
Cash flows from operating activities:
Net income (loss) before attribution of noncontrolling interests	¥(408,281)	¥428,500
Adjustments to reconcile net income (loss) before attribution of noncontrolling interests to net cash provided by (used in) operating activities:
Depreciation and amortization	199,713	166,104
Impairment of intangible assets	49,060	9,239
Provision for credit losses	457,275	381,196
Investment securities losses (gains)—net	187,322	(86,617)
Foreign exchange losses (gains)—net	336,523	(548,310)
Equity in losses (earnings) of equity method investees	(6,123)	84,126
Provision for deferred income tax expense (benefit)	(292,446)	290,256
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(1,428,412)	1,182,302
Decrease in trading account liabilities, excluding foreign exchange contracts	(1,347,251)	(1,088,452)
Decrease (increase) in accrued interest receivable and other receivables	(7,262)	115,369
Decrease in accrued interest payable and other payables	(54,886)	(58,119)
Net increase in accrued income taxes and decrease in income tax receivables	78,644	3,358
Other—net	(9,376)	105,667

Net cash provided by (used in) operating activities	(2,245,500)	984,619

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale (including securities under fair value option)	44,749,047	68,457,202
Purchases of investment securities available for sale (including securities under fair value option)	(42,885,699)	(76,745,773)
Proceeds from maturities of investment securities being held to maturity	785,865	38,106
Purchases of investment securities being held to maturity	(104,655)	(262,405)
Proceeds from sales of other investment securities	14,248	97,295
Purchases of other investment securities	(8,810)	(373,976)
Net decrease (increase) in loans	(3,101,892)	4,760,229
Net decrease (increase) in interest-earning deposits in other banks	260,827	(1,339,542)
Net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	5,396,633	593,866
Capital expenditures for premises and equipment	(62,609)	(65,581)
Purchases of intangible assets	(106,239)	(86,456)
Proceeds from sales of consolidated VIEs and subsidiaries—net	54,140	15,835
Other—net	(76,772)	(45,699)

Net cash provided by (used in) investing activities	4,914,084	(4,956,899)

Cash flows from financing activities:
Net increase (decrease) in deposits	(595,155)	4,517,853
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(2,348,320)	603,043
Net decrease in due to trust account	(124,249)	(35,092)
Net increase (decrease) in other short-term borrowings	581,012	(1,968,407)
Proceeds from issuance of long-term debt	1,449,778	2,283,392
Repayments of long-term debt	(1,271,435)	(1,458,041)
Proceeds from sales of treasury stock	65,155	79
Dividends paid	(75,805)	(67,837)
Other—net	(7,623)	100,327

Net cash provided by (used in) financing activities	(2,326,642)	3,975,317

Effect of exchange rate changes on cash and cash equivalents	(30,563)	9,185

Net increase in cash and cash equivalents	311,379	12,222
Cash and cash equivalents at beginning of period	4,090,690	3,071,252

Cash and cash equivalents at end of period	¥4,402,069	¥3,083,474

Supplemental disclosure of cash flow information:
Cash paid (refunded) during the period for:
Interest	¥901,601	¥440,647
Income taxes, net of refunds	(24,544)	34,222

Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	1,234	2,834
Acquisition of noncontrolling interests in Mitsubishi UFJ NICOS Co., Ltd. in exchange for treasury stock (Note 4)	131,445	—

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Co., Ltd. (“MUS”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, credit card businesses, and provides related services to individual and corporate customers.

Basis of Financial Statements

The accompanying semiannual condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of MUFG and its subsidiaries (“the MUFG Group”) and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of amounts involved to conform with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2009. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under US GAAP has been omitted or condensed.

Use of Estimates

The presentation of condensed consolidated financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications and format changes have been made to the prior period condensed consolidated financial statements to conform to the presentation for the six months ended September 30, 2009. These reclassifications and format changes include the presentation of “Equity in losses (earnings) of equity method investees” as a separate line item in the condensed consolidated statements of cash flows.

The MUFG Group adopted new guidance regarding noncontrolling interests in subsidiaries as of April 1, 2009. As a result, noncontrolling interests were reclassified from “Other liabilities” to “Equity” in the condensed consolidated balance sheets, and also other reclassifications and format changes were made to the condensed consolidated statements of operations, condensed consolidated statements of changes in equity from nonowner sources, condensed consolidated statements of equity, and condensed consolidated statements of cash flows. See “Noncontrolling Interests” under “Accounting Changes” section below for details.

These reclassifications and format changes did not result in a change in previously reported financial positions and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Change in Accounting Estimates

During the fiscal year ended March 31, 2009, MUTB adopted an advanced estimation formula for determining the allowance for credit losses, which is calculated based primarily on default and recoverable ratios. Previously, the recoverable ratio was calculated by discounting either the secured part of loan or appraisal value of the collateral. MUTB has been accumulating historical recovery data including data of unsecured portion of loan and of the respective collaterals for its respective recoverable ratios and has incorporated such data into the calculation of their recoverable ratio beginning in the fiscal year ended March 31, 2009. The effect of these changes had a positive impact on income before income tax expense and net income attributable to Mitsubishi UFJ Financial Group of ¥34 billion and ¥20 billion, respectively, and a corresponding impact on both basic and diluted earnings per share of ¥1.74 for the six months ended September 30, 2009.

The MUFG Group observed that the market for collateralized loan obligations (“CLOs”) backed by general corporate loans became significantly inactive compared with normal market activity due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009. Under such circumstances, the MUFG Group concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair values for CLOs backed by general corporate loans. Consequently, during the second half of the fiscal year ended March 31, 2009, the MUFG Group changed the valuation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to the estimation method by weighting the internal model prices and the non-binding broker-dealer quotes. This change in valuation method was accounted for prospectively as a change in accounting estimate. See Note 14 for the details of the valuation method.

Accounting Changes

The Codification and the Hierarchy of GAAPs—In June 2009, the Financial Accounting Standards Board (the “FASB”) voted to approve the “FASB Accounting Standards Codification” (the “Codification”). The Codification is not meant to change US GAAP, but is intended to improve the ease of researching US GAAP issues. The Codification reorganizes existing US GAAP pronouncements into approximately 90 accounting topics. The Codification is now the single source of authoritative US GAAP. On the effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards to become the single source of authoritative non-governmental US GAAP. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. All subsequent standards will be issued as “Accounting Standard Updates”, which will serve only to update the Codification. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The MUFG Group adopted the Codification during the six months ended September 30, 2009. The Codification did not have an impact on the MUFG Group’s financial position and results of operations. However, throughout the condensed consolidated financial statements, all references to prior FASB, AICPA and EITF accounting pronouncements have been removed, and all non-SEC accounting guidance is referred to in terms of the applicable subject matter.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued new guidance related to employers’ accounting for defined benefit pension and other postretirement plans. This new guidance requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in accumulated other changes in equity from nonowner sources. The new guidance also clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial position. The requirement to recognize the funded status as of the date of the statement of financial

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008.

The MUFG Group adopted the new measurement date provisions on April 1, 2008 which changed the measurement date for plan assets and benefit obligations of BTMU and some of its domestic subsidiaries from December 31 to March 31 by using the approach that remeasured plan assets and benefit obligations as of March 31, 2008. The MUFG Group recognized ¥411 million in gains on settlement during the period from January 1, 2008 to March 31, 2008 and recorded a decrease in the beginning balance of retained earnings as of April 1, 2008 by ¥132 million, net of taxes, and a decrease in the beginning balance of accumulated other changes in equity from nonowner sources as of April 1, 2008 by ¥131,574 million, net of taxes, as a result of adopting this provision. The impact on the beginning balance of accumulated other changes in equity from nonowner sources upon adoption of the new measurement date provisions as of April 1, 2008 is mainly due to a decrease in the fair value of plan assets of ¥175,680 million and an increase in benefit obligations of ¥32,382 million, net of ¥4,333 million in settlements during the period from January 1, 2008 to March 31, 2008 recognized as lump-sum payments for the fiscal year ended March 31, 2008. The increase was caused by a decline in the discount rate from December 31, 2007 to March 31, 2008.

Fair Value Measurements—In September 2006, the FASB issued new guidance on the measurement of fair value. This new guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In addition, it applies under other accounting topics that require or permit fair value measurements since the FASB previously concluded in those accounting topics that fair value is the relevant measurement attribute. Accordingly, this new guidance does not require any new fair value measurements. Under the new guidance, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, a fair value hierarchy is established that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Fair value measurements are separately disclosed by level within the fair value hierarchy. This new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. It shall be applied prospectively, except for the provisions related to block discounts, and existing derivative and hybrid financial instruments measured at fair value using the transaction price. This new guidance nullifies the guidance which requires the deferral of trade date gains or losses on derivatives where the fair value of those derivatives were not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The new guidance also precludes the use of a blockage factor when measuring financial instruments traded in an active market at fair value and requires consideration of nonperformance risk when measuring liabilities at fair value. Effective April 1, 2008, the MUFG Group adopted the new guidance for measurement of fair value. Upon its adoption, the difference between the carrying amount and fair value of the derivatives measured under the previous guidance was recognized as a cumulative effect to the beginning balance of retained earnings as of April 1, 2008 in the amount of ¥27,317 million, net of taxes.

In February 2008, the FASB issued new guidance on the application of fair value measurements for purposes of lease classification or measurement and new guidance on the effective date of the application of fair value measurements. The first guidance amends the fair value measurement guidance to exclude lease accounting, and other accounting topics that address fair value measurements for purposes of lease classification or measurement. However, this scope exception does not apply to assets acquired and liabilities assumed in a

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

business combination that are required to be measured at fair value, regardless of whether those assets and liabilities are related to leases. The second guidance applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis and defers the effective date of the fair value measurement guidance to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for those items. The MUFG Group adopted the guidance on April 1, 2008 and applied the fair value measurement guidance to all financial assets and liabilities measured and disclosed on a fair value basis, excluding the nonfinancial assets and liabilities. For the nonrecurring nonfinancial assets and nonfinancial liabilities, including premises and equipment, intangible assets and goodwill measured at fair value for impairment, the MUFG Group applied the fair value measurement guidance on April 1, 2009. The adoption of this new guidance did not have a material impact on the MUFG Group’s financial position and results of operations.

In October 2008, the FASB issued new guidance to clarify how an entity would determine fair value in a market that is not active. This guidance was effective upon issuance and did not have a material impact on the MUFG Group’s financial position and results of operations.

In April 2009, the FASB staff issued an amendment to the fair value measurement guidance, providing additional guidance for estimating fair value when the volume and level of activity for the asset or liability has significantly decreased, including guidance on identifying circumstances that indicate a transaction is not orderly. This amendment requires entities to disclose, in both interim and annual periods, the inputs and valuation techniques used to measure fair value and provide by major categories of debt and equity securities, the fair value hierarchy and Level 3 roll-forward disclosures. This amendment is effective prospectively for interim and annual periods ending after June 15, 2009, with early adoption is permitted for periods ending after March 15, 2009. The MUFG Group adopted this amendment on April 1, 2009, which had no material impact on its financial position and results of operations.

See Note 14 for a further discussion of the adoption of the new fair value measurement guidance.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued new guidance which provided an option for measuring certain financial assets and financial liabilities using fair value. This guidance allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. This guidance is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The MUFG Group adopted this guidance on April 1, 2008. The MUFG Group elected the fair value option for foreign securities classified as available for sale held by BTMU and MUTB in the amount of ¥10,448,079 million, whose unrealized gains and losses were reported within accumulated other changes in equity from nonowner sources as of March 31, 2008. BTMU and MUTB economically manage, through their asset and liability management activities, risks associated with their foreign currency denominated financial assets and liabilities related to fluctuation of foreign exchange rates. However, prior to the adoption of this guidance for these securities, gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while gains and losses on translation of foreign currency denominated financial liabilities were included in current earnings. The MUFG Group elected the fair value option for these securities to mitigate accounting mismatches related to fluctuations of foreign exchange rates. As a result of adopting the fair value option on these securities, MUFG recorded an increase in the beginning balance of retained earnings as of April 1, 2008 of ¥20,150 million, net of taxes. In addition, the MUFG Group elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries, which increased the beginning balance of retained earnings as of April 1, 2008 of ¥12,829 million, net of taxes.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Business Combinations—In December 2007, the FASB issued new guidance that will significantly change the accounting for business combinations while retaining the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This guidance further expands the definitions of a business and the fair value measurement and reporting in a business combination. This guidance states that all business combinations (whether full, partial or step acquisitions) will result in all the assets acquired and liabilities assumed and any noncontrolling (minority) interests in the acquiree being recorded at their acquisition-date fair values with limited exceptions. Certain forms of contingent considerations and certain acquired contingencies will be recorded at their acquisition-date fair value. This guidance also states acquisition costs will generally be expensed as incurred, restructuring costs will be expensed in periods after the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. A substantial number of new disclosure requirements are required to disclose all information necessary to evaluate and understand the nature and financial effect of the business combination. The accounting requirements of this guidance are applied on a prospective basis for all business combination transactions completed on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The MUFG Group adopted this guidance on April 1, 2009.

Noncontrolling Interests—In December 2007, the FASB issued new guidance which requires companies to clearly identify and present ownership interests in subsidiaries held by parties other than the parent in the consolidated financial statements within the equity section but separate from the parent’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations; changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for similarly as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The MUFG Group adopted this guidance on April 1, 2009. As a result, effective April 1, 2009, ¥503,226 million and ¥232,225 million of noncontrolling interests as of September 30, 2008 and March 31, 2009 were reclassified from Other liabilities to Equity on its condensed consolidated balance sheets. Net income attributable to noncontrolling interests was ¥2,251 million and ¥8,180 million for the six months ended September 30, 2008 and 2009.

The amount of losses recognized due to deconsolidation of the subsidiaries for the six months ended September 30, 2008 and 2009 were ¥598 million and ¥3,016 million, respectively. These losses were recognized under “Other non-interest expenses” in the condensed consolidated statements of operations.

Disclosure about Derivative Instruments and Hedging Activities—In March 2008, the FASB issued new guidance regarding a company’s disclosures on derivative instruments. This guidance requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under existing standards and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The significant additional disclosures required by this guidance include (1) a tabular summary of the fair values of derivative instruments and their gains and losses, (2) disclosure of credit-risk-related contingent features in order to provide more information regarding an entity’s liquidity from using derivatives, and (3) cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments. This guidance is effective for fiscal years beginning after November 15, 2008, with early application encouraged. It encourages but does not require comparative disclosures for earlier periods at initial adoption. The MUFG Group adopted this guidance on April 1, 2009, and it affected the MUFG Group’s disclosures of derivative instruments and related hedging activities, and did not affect its financial position and results of operations. See Note 9 for the details of disclosures required by this guidance.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions—In February 2008, the FASB issued new guidance, which requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction unless certain criteria are met. This guidance is effective for the fiscal years beginning on or after November 15, 2008. The MUFG Group adopted this guidance on April 1, 2009, which had no material impact on its financial position and results of operations.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities—In June 2008, the FASB issued guidance for participating securities, which clarifies that unvested share-based payment awards which contain nonforfeitable rights to dividends should be considered equivalent to participating securities and included in the computation of earnings per share (“EPS”) using the two-class method currently prescribed under existing accounting guidance. This guidance is effective retrospectively for the fiscal years beginning on or after December 15, 2008. The MUFG Group adopted this guidance retrospectively effective April 1, 2009, which had no impact on its results of operations and basic and diluted EPS.

Recognition and Presentation of Other-Than-Temporary Impairments—In April 2009, the FASB staff issued guidance, which amends the other than temporary impairment model for debt securities. This guidance requires an entity to recognize an other than temporary impairment of a debt security if the entity has the intent to sell the debt security or if it is more likely than not the entity will be required to sell the debt security before recovery of its amortized cost basis. In addition, this guidance requires an entity to recognize the credit component of an other than temporary impairment of a debt security in earnings or the noncredit component in accumulated other changes in equity from nonowner sources when the entity does not intend to sell the debt security and if it is more likely than not that the entity will not be required to sell the debt security before recovery of its amortized cost basis. This guidance also requires additional disclosures, such as the calculation of credit losses, as well as factors considered in reaching a conclusion that an investment is not other than temporarily impaired by major security types. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The MUFG Group adopted this guidance on April 1, 2009. The cumulative effect of the change included an increase in the opening balance of Retained earnings at April 1, 2009 of ¥118,210 million, net of taxes with a corresponding adjustment to accumulated other changes in equity from nonowner sources. See Note 2 for a further discussion on this guidance.

Interim disclosures about Fair Value of Financial Instruments—In April 2009, the FASB staff issued guidance that requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. This amendment is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The MUFG Group adopted this guidance from the condensed consolidated financial statements for the six months ended September 30, 2009, which did not have a significant impact on its financial position and results of operations. See Note 14 for the details of disclosures required by this guidance.

Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies—In April 2009, the FASB staff issued new guidance on disclosures and accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if the acquisition date fair value can be reasonably determined. If the acquisition date fair value of such an asset or liability cannot be reasonably determined, the asset or liability would be measured using existing accounting guidance for contingencies. This guidance shall be effective on a prospective basis for assets or

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The MUFG Group adopted this guidance on April 1, 2009.

Subsequent Events—In May 2009, the FASB issued new guidance on subsequent events. This guidance established general guidance of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009. The MUFG Group adopted this guidance on April 1, 2009, which had no impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Employers’ Disclosures and Postretirement Benefit Plan Assets—In December 2008, the FASB issued guidance to revise disclosures related to employers’ postretirement benefit plan assets. The guidance contains amendments which are intended to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan. It expands on the existing disclosure requirements by adding required disclosures about: (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk. In addition, the guidance requires an employer to disclose information about the valuation techniques used to measure fair value. The new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009 with early application permitted. These additional disclosures will not affect the MUFG Group’s financial position and results of operations.

Amendment of Accounting for Transfers of Financial Assets—In June 2009, the FASB issued new guidance which clarifies the application of certain derecognition concepts and eliminates the concept of a qualifying special purpose entity. The guidance also clarifies the concept of “surrendered control” to consider any continuing involvement with the transferred assets regardless of when the terms were agreed. In addition, the guidance introduces the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Finally, the guidance eliminated certain alternatives with respect to initial recognition and measurement and replaced with a requirement that a transferor recognize and initially measure all assets obtained including a transferor’s beneficial interest and liabilities incurred as a result of a transfer of financial assets accounted for as a sale, at fair value. This guidance is effective for the first annual reporting period beginning after November 15, 2009, and interim periods within that year. Early adoption is prohibited. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Amendment of Accounting for Consolidation of Variable Interest Entities—In June 2009, the FASB issued new guidance which amends to the accounting for consolidation of variable interest entities. This guidance changes the current guidance by modifying the characteristics for assessing a primary beneficiary to include entities that have the power to direct the activities of the variable interest entity which significantly impact its economic performance and the right to absorb losses or receive benefits that could potentially be significant to the entity. This must be reassessed on an ongoing basis. In addition, this guidance amends the identification of variable interest entities by eliminating the scope exception for qualified special purpose entities and adding an additional reconsideration event for determining whether an entity is a variable interest entity. This guidance is effective for the first annual reporting period beginning after November 15, 2009, and interim periods within that year. Early adoption is prohibited. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Measuring Liabilities at Fair Value—In August 2009, the FASB issued new guidance which provides amendments for the fair value measurements of liabilities. In situations where a quoted price in an active market

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

for an identical liability is not available, a reporting entity is required to measure fair value using one of two prescribed valuation techniques. There is no requirement to consider transfer restrictions on the liability. This guidance is effective for the first interim and annual reporting periods beginning after August 26, 2009. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Investments in Certain Entities That Calculate Net Asset Value per Share—In September 2009, the FASB issued new guidance which amends the guidance on the measurement of fair value of an alternative investment which does not have a readily determinable fair value. This guidance permits entities to use net asset value per share as a practical expedient to measure the fair value of certain alternative investments. This guidance also requires disclosures about the attributes of investments by major category, determined based on the nature and risks of the investment. This guidance is effective for interim and annual reporting periods ending after December 15, 2009, with early application permitted. The MUFG Group has not completed the study of what effect this amendment will have on its financial position and results of operations.

2.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2009 and September 30, 2009 were as follows:

At March 31, 2009:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥23,846,153	¥55,409	¥8,788	¥23,892,774
Japanese prefectural and municipal bonds	277,895	4,684	101	282,478
Foreign governments and official institutions bonds	185,561	5,247	177	190,631
Corporate bonds	3,791,045	86,310	8,327	3,869,028
Mortgage-backed securities	676,326	8,232	16,320	668,238
Other debt securities	576,298	5,151	54,292	527,157
Marketable equity securities	3,340,339	730,038	110,596	3,959,781

Total	¥32,693,617	¥895,071	¥198,601	¥33,390,087

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,352,213	¥19,032	¥1,593	¥1,369,652
Japanese prefectural and municipal bonds	51,961	753	—	52,714
Foreign governments and official institutions bonds	204,954	2,337	246	207,045
Corporate bonds	143,236	1,647	7	144,876
Other debt securities	1,059,989	11,208	19,038	1,052,159

Total	¥2,812,353	¥34,977	¥20,884	¥2,826,446

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2009:	Amortized cost		Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥32,357,578		¥85,463	¥55,906	¥32,387,135
Japanese prefectural and municipal bonds	281,298		8,511	0	289,809
Foreign governments and official institutions bonds	196,567		4,758	222	201,103
Corporate bonds	3,624,392		85,398	7,687	3,702,103
Residential mortgage-backed securities	660,465		15,255	10,199	665,521
Commercial mortgage-backed securities	78,181		1	4,767	73,415
Asset-backed securities, excluding mortgage-backed securities	330,220		1,905	2,271	329,854
Other debt securities	1,561		—	24	1,537
Marketable equity securities	3,311,679		1,312,214	15,514	4,608,379

Total	¥40,841,941		¥1,513,505	¥96,590	¥42,258,856

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,343,661		¥21,346	¥922	¥1,364,085
Japanese prefectural and municipal bonds	49,409		804	—	50,213
Foreign governments and official institutions bonds	448,293		6,736	—	455,029
Corporate bonds	131,178		2,440	—	133,618
Asset-backed securities, excluding mortgage-backed securities(2)	1,148,009	(1)	19,412	80,231	1,087,190
Other debt securities	2,850		4	—	2,854

Total	¥3,123,400		¥50,742	¥81,153	¥3,092,989

Notes:	(1)	Collateralized loan obligations were reclassified from available for sale to held to maturity in a certain subsidiary during the six months ended September 30, 2009. As a result, the carrying value was ¥1,093,782 million and the total carrying value of securities being held to maturity was ¥3,069,173 million.
	(2)	Asset-backed securities, excluding mortgage-backed securities include Asset-backed securities reclassified from the trading category to the held-to-maturity category on January 30, 2009, which was classified into Other debt securities at March 31, 2009.

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥1,659,190 million at September 30, 2009, because their fair values were not readily determinable. The MUFG Group periodically monitors the status of each investee including the credit ratings and changes in the MUFG Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities. The impairment of cost-method investments is not evaluated when valuation models are not applicable if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. The MUFG Group did not estimate the fair value of such investments since it was not practicable. These investments had aggregate costs of ¥532,013 million at

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

September 30, 2009. Investment securities held by certain subsidiaries subject to specialized industry accounting principles presented in Other investment securities were carried at fair value of ¥37,944 million at September 30, 2009.

See Note 14 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at September 30, 2009 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available for sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥271,967	¥272,535	¥13,152,886
Due from one year to five years	1,646,412	1,674,994	17,308,890
Due from five years to ten years	402,925	365,338	4,239,957
Due after ten years	802,096	780,122	2,948,744

Total	¥3,123,400	¥3,092,989	¥37,650,477

For the six months ended September 30, 2009, gross realized gains on sales of investment securities available for sale was ¥162,773 million, and gross realized losses on sales of investment securities available for sale was ¥29,068 million.

For the six months ended September 30, 2009, losses resulting from impairment of investment securities to reflect the decline in value considered to be other than temporary was ¥77,073 million, which was included in Investment securities gains (losses)—net in the condensed consolidated statements of operations. The losses of ¥77,073 million for the six months ended September 30, 2009 included losses of ¥14,502 million from debt securities available for sale mainly classified as corporate bonds, and ¥43,699 million from marketable equity securities.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2009 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2009:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥8,449,806	¥8,788	¥—	¥—	¥8,449,806	¥8,788	97
Japanese prefectural and municipal bonds	33,437	101	—	—	33,437	101	30
Foreign governments and official institutions bonds	7,860	176	152	1	8,012	177	19
Corporate bonds	667,722	8,327	—	—	667,722	8,327	5,178
Mortgage-backed securities	108,635	8,535	72,017	7,785	180,652	16,320	138
Other debt securities	29,804	1,077	98,703	53,215	128,507	54,292	228
Marketable equity securities	820,181	110,564	48	32	820,229	110,596	225

Total	¥10,117,445	¥137,568	¥170,920	¥61,033	¥10,288,365	¥198,601	5,915

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥2,524	¥81	¥23,244	¥1,512	¥25,768	¥1,593	5
Foreign governments and official institutions bonds	34,316	246	—	—	34,316	246	6
Corporate bonds	1,603	4	2,701	3	4,304	7	8
Other debt securities	670,774	19,038	—	—	670,774	19,038	75

Total	¥709,217	¥19,369	¥25,945	¥1,515	¥735,162	¥20,884	94

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at September 30, 2009 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At September 30, 2009:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥9,268,039	¥1,109	¥2,004,622	¥54,797	¥11,272,661	¥55,906	102
Japanese prefectural and municipal bonds	142	0	10	0	152	0	3
Foreign governments and official institutions bonds	37,070	211	2,690	11	39,760	222	36
Corporate bonds	348,569	2,359	1,023,911	5,328	1,372,480	7,687	13,392
Residential mortgage-backed securities	71,823	479	97,725	9,720	169,548	10,199	102
Commercial mortgage-backed securities	57,980	3,747	13,634	1,020	71,614	4,767	33
Asset-backed securities, excluding mortgage-backed securities	2,537	120	24,010	2,151	26,547	2,271	30
Other securities	—	—	458	24	458	24	1
Marketable equity securities	155,971	15,360	237	154	156,208	15,514	78

Total	¥9,942,131	¥23,385	¥3,167,297	¥73,205	¥13,109,428	¥96,590	13,777

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥—	¥—	¥23,847	¥922	¥23,847	¥922	4
Asset-backed securities, excluding mortgage-backed securities	441,244	18,860	99,463	61,371	540,707	80,231	282

Total	¥441,244	¥18,860	¥123,310	¥62,293	¥564,554	¥81,153	286

In April 2009, the FASB staff issued a guidance, which amended the other-than-temporary impairments (“OTTI”) model for debt securities. Under the new guidance, OTTI losses must be recognized in earnings if an investor has the intent to sell the debt security, if it is more likely than not that the investor will be required to sell the debt security before recovery of its amortized cost basis, or if an investor does not expect to recover the entire amortized cost basis of the security. Any impairment on securities an investor intends to sell or is more likely than not required to sell is recognized in earnings for the entire difference between the amortized cost and its fair value. Any impairment on securities an investor does not intend to sell or it is not more likely than not that the investor will be required to sell before recovery is separated into an amount representing the credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other changes in equity from nonowner sources.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following describes the nature of the MUFG Group’s investments and the conclusions reached on the temporary or other than temporary status of the unrealized losses.

Japanese and foreign governments, agency, or municipal bonds

As of September 30, 2009, the unrealized losses associated with Japanese and foreign governments and agency bonds are not expected to have any credit losses due to the guarantees provided by the governments. The unrealized losses associated with municipal bonds are expected to be primarily driven by changes in interest rates and not due to credit losses. Therefore, the MUFG Group expects to recover the entire amortized cost basis of these securities and as such has not recorded any impairment losses in the accompanying condensed consolidated statements of operations.

Mortgage-backed securities—U.S. government agencies

As of September 30, 2009, the unrealized losses associated with federal agency mortgage-backed securities are expected to be primarily driven by changes in interest rates and not due to credit losses. These securities are issued by Government-Sponsored Enterprises (“GSEs”) and are not expected to have any credit losses due to the government guarantees and as such the MUFG Group has not recorded any impairment losses in the accompanying condensed consolidated statements of operations.

Mortgage-backed securities—non-agency

As of September 30, 2009, the unrealized losses associated with non-agency residential mortgage-backed securities issued by financial institutions with no guarantee from GSEs are primarily related to the securities collateralized by residential mortgage loans. The unrealized losses associated with non-agency commercial mortgage-backed securities are primarily related to the securities collateralized by commercial mortgage loans. The securities are primarily AAA or AA rated. With consideration of other factors, the MUFG Group expects to recover the entire amortized cost basis of these securities and as such has not recorded any impairment losses in the accompanying condensed consolidated statements of operations.

Asset-backed securities, excluding mortgage-backed securities

As of September 30, 2009, the unrealized losses associated with asset-backed securities are primarily related to CLOs backed by general corporate loans. These are primarily related to asset-backed securities reclassified from the trading category to the held-to-maturity category for BTMU on January 30, 2009 and were primarily AAA or AA rated on September 30, 2009. With consideration of other factors, the MUFG Group expects to recover the entire amortized cost basis of these securities and as such has not recorded any impairment losses in the accompanying condensed consolidated statements of operations.

Corporate bonds

As of September 30, 2009, the unrealized losses associated with the corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the bonds as estimated using the MUFG Group’s cash flow projections using its base assumptions. The key assumptions include probability of default based on credit rating of the bond issuers and loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The beginning balance represents the credit loss component for which OTTI occurred on debt securities in the periods prior to April 1, 2009. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The credit loss component is reduced when the MUFG Group sells

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

or matures. Additionally, the credit loss component is reduced if the MUFG Group receives or expects to receive cash flows in excess of what the MUFG Group previously expected to receive over the remaining life of the credit-impaired debt securities.

Six months ended September 30, 2009
(in millions)
Beginning balance as of April 1, 2009	¥40,556

Additions:
Initial credit impairments	12,291
Subsequent credit impairments	2,211

Reductions:
Realized losses for securities sold or matured	(14,311)

Ending balance as of September 30, 2009	¥40,747

Marketable equity securities

The MUFG Group has determined that unrealized losses on investments at September 30, 2009 are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other than temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At September 30, 2009, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary, based on evaluation above and since the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationship with its customers.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2009 and September 30, 2009 by domicile and type of industry of borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2009	September 30, 2009
	(in millions)
Domestic:
Manufacturing	¥12,922,822	¥12,634,527
Construction	1,803,541	1,589,800
Real estate(3)	10,436,795	12,702,565
Services(3)	6,750,442	3,722,577
Wholesale and retail	9,760,805	8,882,619
Banks and other financial institutions(2)	4,836,047	4,473,246
Communication and information services	732,652	1,235,755
Other industries	9,515,861	8,375,573
Consumer	20,542,398	20,391,174

Total domestic	77,301,363	74,007,836

Foreign:
Governments and official institutions	351,134	351,011
Banks and other financial institutions(2)	2,687,004	3,033,559
Commercial and industrial	17,550,544	15,278,209
Other	2,510,521	2,483,609

Total foreign	23,099,203	21,146,388

Unearned income, unamortized premiums—net and deferred loan fees—net	(90,225)	(105,749)

Total(1)	¥100,310,341	¥95,048,475

Notes:	(1)	The above table includes loans held for sale of ¥119,596 million at March 31, 2009 and ¥69,896 million at September 30, 2009 which are carried at the lower of cost or estimated fair value.
	(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(3)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, the loans to lease financing companies of ¥2,497,347 million is included in the “Real estate” at September 30, 2009, which had been included in the “Services” in the classification of loans by industry at March 31, 2009.

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries, except when the loans are in the process of collection based upon the judgment of management.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following is a summary of nonaccrual loans, restructured loans and accruing loans past due 90 days or more at March 31, 2009 and September 30, 2009:

	March 31, 2009	September 30, 2009
	(in millions)
Nonaccrual loans	¥1,249,522	¥1,330,718
Restructured loans	521,588	582,731
Accruing loans contractually past due 90 days or more	21,487	12,794

Total	¥1,792,597	¥1,926,243

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. At March 31, 2009 and September 30, 2009, the impaired loans were ¥1,576,232 million and ¥1,710,180 million, respectively. Additionally, there were no loans held for sale in impaired loans at March 31, 2009, and the impaired loans did not include the loans held for sale that were impaired of ¥11,728 million at September 30, 2009.

The MUFG Group securitized loans without recourse of ¥68,090 million to the special purpose entity which was in form of trust accounting and which issued senior beneficial interests and subordinated beneficial interests in the fiscal year ended March 31, 2009. The MUFG Group had no significant securitization transactions accounted for as sales for the six months ended September 30, 2009. For the fiscal year ended March 31, 2009, the MUFG Group’s retained interests consisted of senior beneficial interests of ¥60,671 million which were recorded as investment securities. The subordinated beneficial interests of ¥7,419 million were sold and the gains or losses recognized were not material. The carrying amount of the investment securities was allocated between the senior beneficial interests and the subordinated beneficial interests based on their relative fair values at the date of the securitization. The senior beneficial interests are carried at their fair values and the unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized. The fair value of the senior beneficial interests at September 30, 2009 was ¥56,794 million. The purpose of the special purpose entity is to hold and manage only loans without recourse. The MUFG Group provides servicing for beneficial interests in the securitized loans. However no servicing assets or liabilities were recorded as a result of this transaction since the MUFG Group received adequate compensation. The MUFG Group did not provide contractual or noncontractual financial support to the special purpose entity or subordinated beneficial interests holders. Also, there were no liquidity arrangements, guarantees or other commitments provided by third parties related to the transferred financial assets. At March 31, 2009 and September 30, 2009, key economic assumptions used in measuring the fair value of the senior beneficial interests were as follows:

	March 31, 2009	September 30, 2009
One month forward rate	0.21 – 1.15%	(0.21) – 1.05%
Credit spread	1.84 – 5.33%	2.94 – 7.38%

At March 31, 2009 and September 30, 2009, the sensitivities of the fair value to an immediate adverse change of 10 basis points (“bp”) and 20bp, and 10% and 20% were as follows

	March 31, 2009	September 30, 2009
One month forward rate:
Impact of 10bp adverse change	99.72 – 99.85%	99.76 – 99.87%
Impact of 20bp adverse change	99.44 – 99.70%	99.53 – 99.74%

Credit spread:
Impact of 10% adverse change	98.99 – 99.53%	99.05 – 99.45%
Impact of 20% adverse change	97.97 – 99.07%	98.09 – 98.90%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The sensitivities are hypothetical. In this table, the effect of a variation in a particular assumption on the fair value of the senior beneficial interests was calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The cash flows between the MUFG Group and the special purpose entity for the six months ended September 30, 2009 were not material.

There were no other loans that were managed with the securitized loans, and both the transferred assets and the retained assets had no delinquencies at the end of September 30, 2009. No credit losses had been incurred from those loans for the six months ended September 30, 2009.

Changes in the allowance for credit losses for the six months ended September 30, 2008 and 2009 were as follows:

	Six months ended September 30,
	2008	2009
	(in millions)
Balance at beginning of period	¥1,134,940	¥1,156,638
Provision for credit losses	457,275	381,196
Charge-offs	293,866	309,435
Less—Recoveries	11,331	28,440

Net charge-offs	282,535	280,995
Others(1)	(5,383)	(1,878)

Balance at end of period	¥1,304,297	¥1,254,961

Note:	(1)	Others principally include losses (gains) from foreign exchange translation and adjustments related to the transfer of a business by a subsidiary for the six months ended September 30, 2009.

4.    GOODWILL AND OTHER INTANGIBLE ASSETS

Mitsubishi UFJ NICOS

The MUFG Group reorganized the capital structure of Mitsubishi UFJ NICOS, a 76%-owned subsidiary, by eliminating the only outstanding class of capital stock other than the common stocks and by having The Norinchukin Bank (“Norinchukin”) become the sole noncontrolling shareholder. This reorganization was carried out in order to further enhance the strategic integrity and flexibility of the MUFG Group and to strive for effective utilization of managerial resources within the MUFG Group.

Pursuant to such reorganization, on August 1, 2008, MUFG acquired, through a share exchange, all the outstanding Mitsubishi UFJ NICOS common stock and all the outstanding Mitsubishi UFJ NICOS Class 1 stock whereby MUFG issued MUFG common stock at a ratio of 0.37 shares of MUFG common stock for every one share of Mitsubishi UFJ NICOS common stock and 1.39 shares of MUFG common stock for every one share of Mitsubishi UFJ NICOS Class 1 stock. MUFG, then, sold 244 million shares of Mitsubishi UFJ NICOS common stock to Norinchukin. Furthermore, MUFG converted all of Mitsubishi UFJ NICOS Class 1 stock acquired from Norinchukin into Mitsubishi UFJ NICOS common stock. As a result, the ownership by MUFG of Mitsubishi UFJ NICOS decreased to approximately 85% from 100%.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The foregoing reorganization was accounted for as follows:

The assets and liabilities acquired through the purchase of the noncontrolling interest of Mitsubishi UFJ NICOS were accounted for using the purchase method of accounting and were recorded based on their fair value as of August 1, 2008. The MUFG common stock issued in the share exchange were valued at ¥131 billion based on the average market price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. As a result, MUFG owned all the outstanding Mitsubishi UFJ NICOS common stock. The MUFG Group recorded approximately ¥23 billion of goodwill and ¥27 billion of intangible assets.

The acquisition of Mitsubishi UFJ NICOS Class 1 stock and the sale of Mitsubishi UFJ NICOS common stock were treated as one unit of account within the context of MUFG’s conversion of the Class 1 stock. The foregoing transactions were accounted for as: (i) capital transaction representing an induced conversion by Norinchukin of Mitsubishi UFJ NICOS Class 1 stock for approximately 186.6 million shares of Mitsubishi UFJ NICOS common stock, and (ii) the sale by MUFG of approximately 57.4 million shares of Mitsubishi UFJ NICOS common stock, and (iii) issuance of 69.5 million shares of MUFG common stock. As a result, MUFG recognized a credit to capital surplus of ¥71 billion and recognized ¥8 billion as a direct charge to retained earnings representing the effect of the inducement calculated based on the excess number of Mitsubishi UFJ NICOS common stock deemed received by Norinchukin (over the number of Mitsubishi UFJ NICOS common stock that it would have otherwise received had it converted Mitsubishi UFJ NICOS Class 1 stock under its contractual terms). In addition, gains on the sale of the 57.4 million shares of Mitsubishi UFJ NICOS common stock of ¥6 billion were recognized in the statements of operations. Furthermore, net loss available to common shareholders of Mitsubishi UFJ Financial Group was increased by ¥8 billion attributable to the effect of the induced conversion in the calculation of earnings per share.

All the MUFG common stock issued to effect the foregoing transactions were previously held as treasury stocks. The difference between their carrying amounts and the amount at which the corresponding reissuance was measured was respectively recorded in capital surplus and unappropriated retained earnings.

UnionBanCal Corporation

BTMU acquired approximately 36% ownership of UnionBanCal Corporation (“UNBC”), a U.S. subsidiary of BTMU, through cash tender offers, valuing the transaction at approximately ¥389 billion. The offer expired on September 26, 2008, with purchase of the shares being effective on October 1, 2008. After the offer, BTMU owned approximately 97% of UNBC’s outstanding common stock and acquired the remaining 3% on November 4, 2008. As a result of the tender offers, followed by the second-step merger, UNBC became a wholly owned subsidiary of BTMU. BTMU previously owned approximately 64% of UNBC. The assets and liabilities acquired through the purchase of the noncontrolling interests of UNBC were measured based on their fair value as of October 1, 2008. The MUFG Group initially recorded approximately ¥175 billion of goodwill and ¥67 billion of intangible assets. The purpose of making UNBC a wholly-owned subsidiary is to achieve greater management flexibility and aim to further strengthen the MUFG Group’s presence in the United States.

The MUFG Group performs impairment tests on goodwill and intangible assets with indefinite lives on an annual basis, or more often if triggering events or changes in circumstances indicate the assets may be impaired.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Goodwill

The table below presents the changes in the carrying amount of goodwill during the six months ended September 30, 2008 and 2009.

	Six months ended September 30,
	2008	2009
	(in millions)
Balance at beginning of period
Goodwill	¥1,968,390	¥2,119,521
Accumulated impairment losses	(894,253)	(1,740,095)

	1,074,137	379,426

Goodwill acquired during the six months	28,207	—
Impairment loss	—	(460)
Reduction due to elimination of valuation allowance for deferred tax assets	(1,362)	—
Reduction due to sales of subsidiaries	(9,803)	—
Foreign currency translation adjustments and other	(9,855)	11,798

Balance at end of period
Goodwill	1,975,577	2,131,319
Accumulated impairment losses	(894,253)	(1,740,555)

	¥1,081,324	¥390,764

Other Intangible Assets

The table below presents the net carrying amount by major class of intangible assets at March 31, 2009 and September 30, 2009:

	March 31, 2009	September 30, 2009
	(in millions)
Intangible assets subject to amortization:
Software	¥535,877	¥545,560
Core deposit intangibles	372,166	342,746
Customer relationships	122,528	115,331
Trade names	54,733	53,010
Other	3,646	3,081

Total	1,088,950	1,059,728

Intangible assets not subject to amortization:
Indefinite-lived customer relationships	64,162	64,162
Indefinite-lived trade names	4,459	4,459
Other	34,370	25,949

Total	102,991	94,570

Total	¥1,191,941	¥1,154,298

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The impairment losses on intangible assets for the six months ended September 30, 2008 and 2009 were ¥49,060 million and ¥9,239 million, respectively. The losses for the six months ended September 30, 2008 included losses of customer relationships under the Integrated Trust Assets Business Group, which were not subject to amortization. These intangible assets were valued based on discounted expected future cash flows. Estimated future cash flows were revised downwards due to the recent global financial market instability. Accordingly, the MUFG Group reevaluated these intangible assets and recognized the impairment losses. The loss for the six months ended September 30, 2009 was a loss of other intangible asset under the Integrated Retail Banking Business Group, which was not subject to amortization. The intangible asset was valued based on discounted expected future cash flows. Estimated future cash flows were revised downwards due to the change in the business environment to credit card business. Accordingly, the MUFG Group reevaluated the intangible asset and recognized an impairment loss.

5.    PLEDGED ASSETS

At September 30, 2009, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2009
(in millions)
Trading account securities	¥10,651,356
Investment securities	6,065,769
Loans	4,183,279
Other	69,607

Total	¥20,970,011

The above pledged assets were classified by type of liabilities to which they related as follows:

(in millions)
Deposits	¥349,544
Call money and funds purchased	585,423
Payables under repurchase agreements and securities lending transactions	12,658,483
Other short-term borrowings and long-term debt	7,351,199
Other	25,362

Total	¥20,970,011

In addition, at September 30, 2009, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating ¥14,047,480 million were pledged as collateral for acting as a collection agent for public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans that do not qualify for sales treatment are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in other short-term borrowings and long-term debt.

At September 30, 2008, March 31, 2009 and September 30, 2009, the cash collateral paid for derivative transactions, which are included in other assets, were ¥282,226 million, ¥625,931 million and ¥548,910 million, respectively and the cash collateral received for derivative transactions, which are included in other liabilities, were ¥472,034 million, ¥389,238 million and ¥300,741 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

6.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic costs of pension benefits, severance indemnities plans (“SIP”s) and other benefits for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2008	2009	2008		2009
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥19,857	¥20,801	¥4,037	¥490	¥3,220	¥510
Interest costs on projected benefit obligation	16,579	14,688	5,804	691	5,326	662
Expected return on plan assets	(34,566)	(24,934)	(8,628)	(707)	(7,805)	(478)
Amortization of net actuarial loss	1,482	26,953	900	196	728	419
Amortization of prior service cost (benefit)	(3,972)	(4,254)	29	(39)	21	(36)
Amortization of net obligation (asset) at transition	(2)	(1)	—	107	—	63
Loss on settlement and curtailment	558	2,361	—	—	—	—

Net periodic benefit cost (benefit)	¥(64)	¥35,614	¥2,142	¥738	¥1,490	¥1,140

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2009 and expects to contribute for the remainder of the fiscal year ending March 31, 2010 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2009	¥25.2	¥11.4	¥0.6
For the remainder of the fiscal year ending March 31, 2010	¥13.2	¥1.8	¥0.6

7.    PREFERRED STOCK

Preferred stock authorized, issued and outstanding at March 31, 2009 and September 30, 2009 was as follows:

	March 31, 2009			September 30, 2009
	Number of shares– authorized	Number of shares– outstanding	Aggregate amount	Number of shares– authorized	Number of shares– outstanding	Aggregate amount
	(in millions, except number of shares)
Preferred stock
Class 3	120,000,000	100,000,000	¥250,000	120,000,000	100,000,000	¥250,000
Class 5	400,000,000	156,000,000	390,000	400,000,000	156,000,000	390,000
Class 6	200,000,000	—	—	200,000,000	—	—
Class 7	200,000,000	—	—	200,000,000	—	—
Class 11	1,000	1,000	1	1,000	1,000	1

			¥640,001			¥640,001

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Preferred stock included in Capital stock on the condensed consolidated balance sheets at September 30, 2008 was ¥247,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 Preferred stock. Preferred stock included in Capital stock on the condensed consolidated balance sheets at March 31, 2009 and September 30, 2009 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred stock.

On April 2, 2001, MUFG issued 81,400 shares of Class 1 Preferred Stock at an aggregate issue price of ¥244,200 million. ¥122,100 million was included in Preferred stock and the remaining amount was included in Capital surplus, net of stock issue expenses. MUFG redeemed 40,700 shares during the fiscal year ended March 31, 2005 and the remaining 40,700 shares during the six months ended September 30, 2005. At each redemption, Capital surplus decreased by ¥122,100 million, for a total of ¥244,200 million, as provided in the Commercial Code of Japan (“Code”) and the Articles of Incorporation of MUFG.

See Note 18 of the consolidated financial statements for the fiscal year ended March 31, 2009 for further information about preferred stock.

The change in the unamortized discount arising from beneficial conversion features of the preferred stock during the six months ended September 30, 2008 was as follows:

	Class 8	Class 11	Class 12	Total
	(in millions)
Balance at March 31, 2008	¥1,160	¥1	¥7,658	¥8,819
Amortization to retained earnings	(1,160)	—	(2,643)	(3,803)
Charged to retained earnings on conversion of preferred stock	—	—	(3,334)	(3,334)

Balance at September 30, 2008	¥—	¥1	¥1,681	¥1,682

The above balances at September 30, 2008 were fully amortized to retained earnings or charged to retained earnings on conversion of preferred stock by March 31, 2009.

8.	EARNINGS (LOSS) PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Basic earnings per common share (“EPS”) excludes the dilutive effects of potential common shares and is computed by dividing net income (loss) available to common shareholders of MUFG by the weighted average number of MUFG’s common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential MUFG’s common shares that were outstanding for the period.

The weighted average number of MUFG’s common shares used in the computations of both basic and diluted EPS for the six months ended September 30, 2008 were 10,437,591 thousand shares. The weighted average number of MUFG’s common shares used in the computations of basic EPS and diluted EPS were 11,635,636 thousand shares and 11,642,506 thousand shares, respectively, for the six months ended September 30, 2009.

For the six months ended September 30, 2008, Class 8, Class 11 and Class 12 Preferred Stock, convertible preferred stock issued by Mitsubishi UFJ NICOS and The Senshu Bank, Ltd. and stock options issued by MUFG, kabu.com Securities, UNBC, MU Hands-on Capital Ltd. and Palace Capital Partners A Co., Ltd. could potentially dilute earnings (loss) per common share but were not included in the computation of diluted earnings (loss) per common share due to their antidilutive effects.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For the six months ended September 30, 2009, Class 11 preferred stock, convertible preferred stock issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., and stock options issued by MUFG and kabu.com Securities were included in the computation of diluted earnings per common share as they could potentially dilute earnings per common share in the future. Stock options issued by MU Hands-on Capital Ltd. were not included in the computation of diluted earnings per common share due to their antidilutive effects.

9.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. Market risk is the possibility that future changes in market indices make the financial instruments less valuable. The MUFG Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rate, foreign currency, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk, the MUFG Group may require collateral or guarantees based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The MUFG Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The MUFG Group’s trading activities include dealing and customer accommodation activities. As part of its trading activities, the MUFG Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MUFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

The MUFG Group’s principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. As part of its risk management activities, the MUFG Group uses certain derivative financial instruments to manage its interest rate and currency exposures. The MUFG Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The MUFG Group’s goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect net interest income. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation. Interest income and interest expense on hedged variable-rate assets and liabilities, respectively, increase or decrease as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to these hedged assets and liabilities are expected to substantially offset this variability in earnings. The MUFG Group enters into interest rate swaps and other contracts primarily to manage the interest rate volatility of its loans, investment securities and deposit liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MUFG Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The MUFG Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC whose fiscal periods end on December 31.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans, Borrowings and Certificates of Deposit (“CD”) and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies related to forecasted future interest payments, with the hedged risk being the variability in those payments due to changes in the designated benchmark rate, i.e., US dollar London Interbank Offered Rate (“LIBOR”). In these strategies, the hedging instruments are matched with groups of similar variable rate instruments such that the reset tenor of the variable rate instruments and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, collars and corridor options and interest rate swaps. At June 30, 2009, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 2.1 years.

UNBC uses purchased interest rate floors to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Payments received under the floor contract offset the decline in loan interest income if the relevant LIBOR index falls below the floor’s strike rate.

UNBC uses interest rate floor corridors to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in loan interest income if the relevant LIBOR index falls below the corridor’s upper strike rate, but only to the extent the index remains above the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor’s lower strike rate.

UNBC uses interest rate collars to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Net payments received under the collar contract offset declines in loan interest income if the relevant LIBOR index falls below the collar’s floor strike rate, while net payments paid reduce the increase in loan interest income if the LIBOR index rises above the collar’s cap strike rate.

UNBC uses interest rate swaps to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Payments received (or paid) under the swap contract offset fluctuations in loan interest income caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans’ interest income caused by changes in the relevant LIBOR index.

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with 1-month or 3-month LIBOR indexed borrowings. Payments received under the cap contract offset the increase in borrowing interest expense if the relevant LIBOR index rises above the cap’s strike rate.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate CDs. In these hedging relationships, UNBC hedges the change in interest rates based on 1-month, 3-month, and 6-month LIBOR, which is consistent with the CDs’ original term to maturity and reflects their repricing frequency. Net payments to be received under the cap contract offset increases in interest expense caused by the relevant LIBOR index rising above the cap’s strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate CDs. In these hedging relationships, UNBC hedges changes in interest rates, either 1-month, 3-month, or 6-month LIBOR, based on the original term to maturity of the CDs. Net payments received under the cap corridor contract offset increases in deposit interest expense caused by the relevant LIBOR index rising above the corridor’s lower strike rate, but only to the extent the index does not exceed the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor’s upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedging instruments are matched to an equal principal amount of loans, CDs, or borrowings, the index and repricing frequencies of the hedging instruments match those of the loans, CDs, or borrowings and the period in which the designated hedged cash flows occurs is equal to the term of the hedge instruments. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedging instruments versus those of the loans, CDs or borrowings.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other changes in equity from nonowner sources and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness or hedge components excluded from the assessment of hedge effectiveness are recognized in noninterest expense in the period in which they arise. Based upon amounts included in accumulated other changes in equity from nonowner sources at June 30, 2009, UNBC expects to realize approximately ¥7 billion in net interest income during the twelve months ending June 30, 2010. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to June 30, 2009.

Fair Value Hedges

Hedging Strategy for Subordinated Debt

In the first quarter of 2009, UNBC terminated all of its interest rate swaps, which were previously used to hedge subordinated debt. The notional amount of the terminated swaps was ¥91 billion. These swaps were not replaced. As a result of the termination, UNBC received ¥16 billion in cash, which is treated as a deferred gain and recognized over the remaining contractual life of the subordinated debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the Condensed Consolidated Balance Sheet

The following table summarizes the notional amount of derivative contracts at September 30, 2009:

At September 30, 2009:	Notional amounts(1)
(in trillions)
Interest rate contracts	¥650.8
Foreign exchange contracts	104.4
Equity contracts	2.1
Commodity contracts	2.3
Credit derivatives	8.1
Others	1.1

Total	¥768.8

Note:	(1)	Represents the total notional amount of derivative contracts and includes both written and purchased protection.

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheet at September 30, 2009:

	Fair Value of Derivative Instruments(1)(5)
At September 30, 2009:	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
		(in billions)
Derivative assets:
Interest rate contracts	¥6,178	¥13	¥6,191
Foreign exchange contracts	1,937	—	1,937
Equity contracts	62	—	62
Commodity contracts	128	—	128
Credit derivatives	131	—	131

Total derivative assets	¥8,436	¥13	¥8,449

Derivative liabilities:
Interest rate contracts	¥5,901	¥—	¥5,901
Foreign exchange contracts	1,674	—	1,674
Equity contracts	86	—	86
Commodity contracts	34	—	34
Credit derivatives	122	—	122
Others(6)	(127)	—	(127)

Total derivative liabilities	¥7,690	¥—	¥7,690

Notes:	(1)

The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivables associated with derivative instruments are not added to or netted against the fair value amounts.

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purpose, and are classified in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC. The derivative instruments which are designated as a hedging instrument are classified in Other assets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 14.
(6)	Others include bifurcated embedded derivatives carried at fair value which are classified in deposits and long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives and Hedged Items on the Condensed Consolidated Statement of Operations and on Accumulated Other Changes in Equity from Nonowner Sources

The following tables reflect more detailed information regarding the derivative-related impact on the condensed consolidated statement of operations by accounting designation for the six months ended September 30, 2009:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and Risk Management Derivatives gains and losses (Not designated as hedging instruments)
Six months ended September 30, 2009:	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥108	¥108
Foreign exchange contracts	123	—	123
Equity contracts	—	(132)	(132)
Commodity contracts	—	18	18
Credit derivatives	—	(77)	(77)
Others	(2)	21	19

Total	¥121	¥(62)	¥59

Gains and losses for derivatives designated as cash flow hedges

	Gains and losses for derivatives designated as cash flow hedges
	The amount of gains (losses) recognized in Accumulated other changes in equity from nonowner sources on derivative instruments (Effective portion)	Gains (Losses) reclassified from Accumulated other changes in equity from nonowner sources into income (Effective portion)		Gains (Losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
Six months ended September 30, 2009:		Classification	Amount	Classification	Amount
	(in billions)
		Interest income	¥6
Interest rate contracts	¥3	Interest expense	—	Non-interest expense	¥—

Total	¥3		¥6		¥—

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the condensed consolidated balance sheets with the host contract. The MUFG Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Credit Derivatives

The MUFG Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purpose, under which they provide counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of these credit derivatives include primarily single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2009 and September 30, 2009:

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At March 31, 2009:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥212,209	¥1,895,384	¥57,741	¥2,165,334	¥136,879
Non-investment grade	29,923	257,401	1,277	288,601	38,339
Not rated	—	15,911	—	15,911	595

Total	242,132	2,168,696	59,018	2,469,846	175,813

Index and basket credit default swaps held by BTMU:
Investment grade(2)	45,429	450,247	7,835	503,511	27,096
Non-investment grade	1,991	39,555	—	41,546	4,521
Not rated	—	17,342	—	17,342	9,922

Total	47,420	507,144	7,835	562,399	41,539
Index and basket credit default swaps held by MUS:
Investment grade(2)	10,000	393,922	2,000	405,922	40,838
Non-investment grade	—	5,000	—	5,000	1,920
Not rated	—	1,291	—	1,291	(3)

Total	10,000	400,213	2,000	412,213	42,755
Index and basket credit default swaps held by MUTB:
Normal	42,000	30,000	—	72,000	3,241
Close Watch(3)	3,000	3,000	—	6,000	1,361

Total	45,000	33,000	—	78,000	4,602

Total index and basket credit default swaps sold	102,420	940,357	9,835	1,052,612	88,896

Total credit default swaps sold	¥344,552	¥3,109,053	¥68,853	¥3,522,458	¥264,709

Credit-linked notes(4)	¥1,455	¥71,597	¥229,800	¥302,852	¥(220,416)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At September 30, 2009:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥411,074	¥1,885,274	¥44,197	¥2,340,545	¥2,472
Non-investment grade	45,007	167,296	271	212,574	15,375
Not rated	3,164	12,141	—	15,305	316

Total	459,245	2,064,711	44,468	2,568,424	18,163

Index and basket credit default swaps held by BTMU:
Investment grade(2)	160,608	323,428	69,759	553,795	11,311
Non-investment grade	1,000	43,419	—	44,419	1,742
Not rated	—	10,609	—	10,609	539

Total	161,608	377,456	69,759	608,823	13,592
Index and basket credit default swaps held by MUS:
Investment grade(2)	1,000	532,820	6,000	539,820	(5,873)
Non-investment grade	—	5,000	—	5,000	917
Not rated	—	31,607	—	31,607	21

Total	1,000	569,427	6,000	576,427	(4,935)
Index and basket credit default swaps held by MUTB:
Normal	33,000	12,000	—	45,000	148
Close Watch(3)	3,000	—	—	3,000	394

Total	36,000	12,000	—	48,000	542

Total index and basket credit default swaps sold	198,608	958,883	75,759	1,233,250	9,199

Total credit default swaps sold	¥657,853	¥3,023,594	¥120,227	¥3,801,674	27,362

Credit-linked notes(4)	¥4,455	¥56,503	¥228,354	¥289,312	¥(236,259)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Reference entities classified as “Close Watch” require close scrutiny because their business performance is unstable or their financial condition is unfavorable.
(4)	Fair value amounts shown represent the fair value of the hybrid instruments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Single name credit default swaps—A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium over the life of the contracts and is protected for the period. The MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily Moody’s and S&P credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, BTMU and MUS ratings scale is based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed. The current payment/performance risk of these credit default swaps, MUTB rating scale is based upon the entity’s internal ratings, which is the same credit rating system utilized for estimating probabilities of default within its loan portfolio.

Credit-linked notes (“CLNs”)—The MUFG Group has invested in CLNs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuer of the note. If there is a credit event of a reference entity underlying the CLN, the principal balance of the note may not be repaid in full to the MUFG Group. As part of its financing activities, MUS and other securities subsidiaries in Japan and overseas issue CLNs.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional value of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥201 billion and ¥2,605 billion, respectively, at March 31, 2009, and approximately ¥23 billion and ¥2,948 billion, respectively, at September 30, 2009.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on September 30, 2009, is approximately ¥3.3 trillion for which the MUFG Group has posted collateral of approximately ¥236 billion in the normal course of business. As of September 30, 2009, additional collateral and termination payments pursuant to bilateral agreements with certain counterparties are approximately ¥158 billion and ¥59 billion, respectively, which could have been called by counterparties, if all of the credit-risk-related contingent features underlying these agreements were triggered.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

10.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in its consolidated financial statements for the fiscal year ended March 31, 2009. The table below presents the contractual or notional amounts of such guarantees at March 31, 2009 and September 30, 2009:

	March 31, 2009	September 30, 2009
	(in billions)
Standby letters of credit and financial guarantees	¥4,550	¥4,330
Performance guarantees	2,489	2,244
Derivative instruments(1)	67,954	79,468
Guarantees for the repayment of trust principal	1,234	1,173
Liabilities of trust accounts	3,158	3,849
Other	128	202

Total	¥79,513	¥91,266

Note:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

The Performance Risk

The MUFG Group monitors the performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default within its loan portfolio. The MUFG Group credit rating system is consistent with both the method of evaluating credit risk under Basel II and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category.

Presented in the table below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2009 and September 30, 2009. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2009:	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,550	¥4,213	¥307	¥18	¥12
Performance guarantees	2,489	2,368	106	5	10

Total	¥7,039	¥6,581	¥413	¥23	¥22

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Amount by borrower grade
At September 30, 2009:	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,330	¥3,999	¥293	¥17	¥21
Performance guarantees	2,244	2,144	82	5	13

Total	¥6,574	¥6,143	¥375	¥22	¥34

Notes:	(1)	Borrowers classified as “Close watch” require close scrutiny because their business performance is unstable or their financial condition is unfavorable.
(2)	Borrowers classified as “Likely to become Bankrupt” are not yet bankrupt, but are in financial difficulty with poor progress in achieving their business restructuring plans or are likely to bankrupt in the future. Borrowers classified as “Legally or Virtually Bankrupt” are considered to be legally bankrupt or are virtually bankrupt.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 24 of the consolidated financial statements for the fiscal year ended March 31, 2009.

Other Off-balance-sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance-sheet instruments to meet the financing needs of its customers and for other purposes as described in the consolidated financial statements for the fiscal year ended March 31, 2009. The table below presents the contractual amounts with regard to such instruments at March 31, 2009 and September 30, 2009:

	March 31, 2009	September 30, 2009
	(in billions)
Commitments to extend credit	¥59,373	¥60,320
Commercial letters of credit	530	622
Commitments to make investments	144	126
Other	8	19

11.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in interest rates will be implemented by mid-2010. Under the reforms, all interest rates will be subject to the lower limits imposed by Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment is made voluntarily by the borrowers and the lender complies with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investee have offered loans at interest rates above the Interest Rate Restriction Law, though they are in the process of lowering the interest rates to below the Interest Rate Restriction Law.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

During the past years, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Due to such decisions and other regulatory changes, borrowers’ claims for reimbursement of excess interest significantly increased during the fiscal year ended March 31, 2007. As a result, MUFG’s consumer finance subsidiaries increased the allowance for repayment of excess interest for the fiscal year ended March 31, 2007. At March 31, 2009 and September 30, 2009, the allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥76,876 million and ¥84,790 million, respectively. Related expenses for the six months ended September 30, 2008 and 2009 were not material. The provision for repayment of excess interest of the equity method investee did not have a material impact on the MUFG Group’s financial position or results of operations for the six months ended September 30, 2008 and 2009.

Litigation

The MUFG Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, makes appropriate levels of litigation reserve. Management believes that the amounts of the MUFG Group’s liabilities, when ultimately determined, will not have a material adverse effect on the MUFG Group’s results of operations and financial position.

12.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests in various entities which may be deemed to be variable interest entities (“VIEs”) such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, and entities created for the securitization of the MUFG Group’s assets.

The following tables present the assets and liabilities of consolidated VIEs, the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from its involvement with non-consolidated VIEs, and the assets and liabilities of non-consolidated VIEs recorded on the condensed consolidated balance sheets at March 31, 2009 and September 30, 2009:

Consolidated VIEs	Consolidated assets						Consolidated liabilities
At March 31, 2009:	Total	Cash	Trading account assets	Investment securities	Loans	All other assets	Total	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,450,238	¥125,301	¥904	¥400,038	¥5,912,685	¥11,310	¥6,456,798	¥5,816,673	¥395,614	¥244,511
Investment funds	1,284,010	51,016	965,110	25,998	1,782	240,104	98,876	2,461	34,006	62,409
Special purpose entities created for structured financing	164,614	1,515	—	—	159,990	3,109	165,726	12,736	152,740	250
Repackaged instruments	85,679	71	84,569	1,039	—	—	91,866	540	84,743	6,583
Securitization of the MUFG group’s assets	2,994,713	2,282	—	—	2,900,834	91,597	3,049,217	—	3,046,444	2,773
Others	195,709	37,017	823	—	121,377	36,492	194,873	121,643	36,889	36,341

Total	¥11,174,963	¥217,202	¥1,051,406	¥427,075	¥9,096,668	¥382,612	¥10,057,356	¥5,954,053	¥3,750,436	¥352,867

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets						Consolidated liabilities
At September 30, 2009:	Total	Cash	Trading account assets	Investment securities	Loans	All other assets	Total	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,263,673	¥83,339	¥1,244	¥330,319	¥4,838,648	¥10,123	¥5,267,038	¥4,749,278	¥320,034	¥197,726
Investment funds	1,330,785	53,609	1,061,978	20,510	1,995	192,693	61,897	211	31,928	29,758
Special purpose entities created for structured financing	179,469	1,671	—	—	174,543	3,255	180,069	23,329	156,491	249
Repackaged instruments	55,164	—	54,223	941	—	—	56,119	—	54,743	1,376
Securitization of the MUFG group’s assets	2,840,458	1,782	—	—	2,747,341	91,335	2,890,073	21,989	2,866,638	1,446
Others	177,665	32,629	817	—	112,077	32,142	176,882	112,263	32,604	32,015

Total	¥9,847,214	¥173,030	¥1,118,262	¥351,770	¥7,874,604	¥329,548	¥8,632,078	¥4,907,070	¥3,462,438	¥262,570

Significant Non-consolidated VIEs	Assets	Maximum exposure	On-balance sheet assets					On-balance sheet liabilities
At March 31, 2009:			Total	Trading account assets	Investment securities	Loans	Other assets	Total	Trading account liabilities
	(in millions)
Asset-backed conduits	¥11,055,771	¥2,091,098	¥1,305,466	¥1,540	¥50,569	¥1,253,357	¥—	¥—	¥—
Investment funds	12,175,644	940,640	877,816	177,933	246,644	407,313	45,926	—	—
Special purpose entities created for structured financing	12,328,660	1,816,391	1,529,732	20,580	84,932	1,417,528	6,692	—	—
Repackaged instruments	57,393,642	1,823,526	1,738,573	430,501	799,351	508,721	—	—	—
Others	8,906,982	1,612,938	1,183,634	4,055	349,426	830,153	—	565	565

Total	¥101,860,699	¥8,284,593	¥6,635,221	¥634,609	¥1,530,922	¥4,417,072	¥52,618	¥565	¥565

Significant Non-consolidated VIEs	Assets	Maximum exposure	On-balance sheet assets					On-balance sheet liabilities
At September 30, 2009:			Total	Trading account assets	Investment securities	Loans	Other assets	Total	Trading account liabilities
	(in millions)
Asset-backed conduits	¥11,012,651	¥2,710,933	¥1,188,283	¥1,306	¥68,790	¥1,118,187	¥—	¥1	¥1
Investment funds	9,860,068	920,957	895,435	324,942	226,170	333,122	11,201	—	—
Special purpose entities created for structured financing	11,625,183	1,738,062	1,531,318	18,040	90,919	1,403,074	19,285	993	993
Repackaged instruments	47,406,911	2,080,840	1,620,228	411,785	722,088	486,355	—	—	—
Others	9,586,300	1,580,869	1,151,433	7,502	358,064	785,867	—	1,182	1,182

Total	¥89,491,113	¥9,031,661	¥6,386,697	¥763,575	¥1,466,031	¥4,126,605	¥30,486	¥2,176	¥2,176

A portion of the assets and liabilities of consolidated VIEs presented in the tables above were derived from transactions between consolidated VIEs and the MUFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts of assets were ¥176,185 million of Cash and due from banks and Interest-earning deposits in other banks, ¥902 million of Trading account assets, ¥25,708 million of Investment securities, ¥259,838 million of Loans and ¥8,428 million of All other assets at March 31, 2009, and ¥126,205 million of Cash and due from banks and Interest-earning deposits in other banks, ¥1,447 million of Trading account assets, ¥25,403 million of Investment securities, ¥206,393 million of Loans and ¥10,143 million of All other assets at September 30, 2009. The eliminated amounts of liabilities were ¥4,137,196 million of Other

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

short-term borrowings, ¥1,640,992 million of Long-term debt and ¥70,369 million of All other liabilities at March 31, 2009, and ¥3,649,262 million of Other short-term borrowings, ¥1,518,036 million of Long-term debt and ¥53,386 million of All other liabilities at September 30, 2009.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group provides credit support as in the case of certain asset-backed conduits.

Maximum exposure to loss on each type of entity is determined, based on the carrying amount of any on-balance-sheet assets and any off-balance-sheet liability held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the theoretical maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of ever incurring such a loss. The difference between the amount of on-balance-sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

Analysis of Each Transaction Category

Asset-Backed Conduits

This category primarily comprises the following:

Multi-Seller Conduits (MUFG-sponsored Asset-Backed Commercial Paper (“ABCP”) Conduits and Other ABCP Conduits)

The MUFG Group administers several conduits under asset-backed financing programs under which the conduits purchase financial assets from the MUFG Group’s customers, primarily trade accounts receivables, by issuing short-term financing instruments, primarily commercial paper, to third-party investors. Under the asset-backed financing programs, the MUFG Group acts as an agent for the conduits, which enter into agreements with the MUFG Group’s customers where the customers transfer assets to the conduits in exchange for monetary consideration. The MUFG Group also underwrites commercial paper for the conduits that is secured by the assets held by them and provides program-wide liquidity and credit support facilities to the conduits. The MUFG Group receives fees related to the services it provides to the conduits and the program-wide liquidity and credit support. Because of the program-wide credit support that the MUFG Group provides as a sponsor in respect to the financing by the conduits, it is exposed to the majority of the expected variability of the conduits. Therefore, the MUFG Group considers itself to be the primary beneficiary and consolidates the multi-seller conduits. While the MUFG Group has significant involvement with the conduits, it has never provided financial or any other support that are not contractually required to provide in the past. In addition, the assets purchased by the conduits are of high quality in their credit standing and mostly short-term in nature. Therefore, the MUFG Group believes the risks involved in these transactions are significantly limited relative to the transaction size.

In addition to the entities described above, the MUFG Group participates as a provider of financing to several conduits that are administered by third parties. Most of these conduits are established under a multi-seller asset-backed financing program and the MUFG Group provides financing along with other financial institutions. With respect to these conduits, the MUFG Group is not considered as the primary beneficiary because the MUFG Group’s participation in the financing is not significant relative to the total financing provided by third parties or there is sufficient funding or financial support that is subordinate to the financing provided by the MUFG Group.

Asset-Backed Conduits (MUFG-sponsored Asset-Backed Loan (“ABL”) Programs and Other Programs)

The MUFG Group administers several conduits under asset-backed financing program where the MUFG Group provides financing to fund the conduits’ purchases of financial assets, comprising primarily trade accounts

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

receivables, from its customers. The MUFG Group acts as an agent and sponsor for the conduits, which enter into agreements with the MUFG Group’s customers where the customers transfer assets to the conduits in exchange for monetary consideration. In most cases the MUFG Group is the sole provider of financing that is secured by the assets held by the conduits and because of this reason, the MUFG Group is considered as the primary beneficiary. The MUFG Group has never provided financial or any other support that are not contractually required to provide in the past. In addition, the assets purchased by the conduits are of high quality in their credit standing and mostly short-term in nature. Therefore, the MUFG Group believes the risks involved in these transactions are significantly limited relative to the transaction size.

In addition, the MUFG Group is involved with entities, which take in most cases, the form of a trust, where originators of financial assets, which primarily comprise lease receivables, entrust the assets with trust banks and receive beneficial certificates in exchange. The originators then transfer the beneficiary certificates to the MUFG Group in exchange for cash. Because the MUFG Group participates in a majority of the economics generated from these entities through the beneficiary certificates that it holds, it is considered as the primary beneficiary and the MUFG Group consolidates these trusts.

The MUFG Group also participates as a provider of financing the ABL programs that are managed by third parties. The MUFG Group is not considered as the primary beneficiary of the entities used in these programs as the MUFG Group’s participation to financing is not significant relative to the total financing provided by the third parties or there is sufficient funding or financial support that is subordinate to the financing provided by the MUFG Group.

Investment Funds

This category primarily comprises the following:

Corporate Recovery Funds

These entities are established by fund managers, which are unrelated to the MUFG Group, for the purpose of investing in debt or equity instruments issued by distressed companies. After investment, the fund managers work closely with the management of the issuers and attempt to enhance corporate value by various means including corporate restructuring and reorganization. Their exit strategies include, among other things, sales to others and Initial Public Offerings (“IPOs”).

Typically, these entities take the form of a limited partnership which is entirely funded by general and limited partner interests. In some cases, the general partners of the partnerships are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are, therefore, financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability but the partnerships are considered as VIEs when the general partners’ investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

The MUFG Group participates in these partnerships as a limited partner. While the MUFG Group’s share in partnership interests is limited in most cases, the MUFG Group is the only limited partner in some cases and it consolidates these partnerships as the primary beneficiary.

Private Equity Funds

The MUFG Group is involved in venture capital funds that are established by either the MUFG Group’s entities or fund managers unrelated to the MUFG Group. These entities have specific investment objectives in

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry.

These entities typically take the form of limited partnerships and usually are entirely funded by general and limited partner interests. The general partners of the partnerships in some cases are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are therefore financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability and the partnerships are considered as VIEs even when the general partners’ investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

The MUFG Group participates in these partnerships as a general partner or a limited partner. While the MUFG Group’s share in partnership interests is limited in most cases, the MUFG Group provides most of the financing to the partnerships in some cases and it consolidates them as the primary beneficiary.

Investment Trusts

The MUFG Group invests in investment trusts that are professionally managed collective investment schemes which pool money from many investors and invest in, among others, equity and debt securities. Most of these funds take the form of a trust where there is a separation in investment decisions, which is assumed by an investment manager who has no investment in a trust, and ownership through beneficiary interests issued by a trust are owned by investors. Therefore, these investment trusts are considered as VIEs. The MUFG Group consolidates investment trusts when it owns a majority of the interests issued by investment trusts.

Buy-out Financing Vehicles

The MUFG Group provides financing to buy-out vehicles. The vehicles are established by equity investments from, among others, private equity funds or the management of target companies for the purpose of purchasing equity shares of target companies. Along with other financial institutions, the MUFG Group provides financing to buy-out vehicles in the form of loans. While the buy-out vehicles’ equity is normally substantive in amount and the rights and obligations associated with it, in some cases the vehicles have equity that is insufficient to absorb variability primarily because the amount provided by equity investors is nominal in nature. These vehicles are considered as VIEs and an assessment as to whether the MUFG Group is the primary beneficiary is required. In most cases, however, the MUFG Group mitigates its risk by requiring third-party guarantees with collateral or reducing its exposure to an adequate level by providing loans as one of several lenders. As a result, the MUFG Group is not considered as the primary beneficiary of these entities.

Special Purpose Entities Created for Structured Financing

This category primarily comprises the following:

Leveraged Leasing Vehicles

These entities are established to raise funds to purchase or build equipment and machinery including commercial vessels, passenger and cargo aircrafts, production equipment and other machinery, for the purpose of leasing them to lessees who use the equipment and machinery as part of their business operations. These entities typically take the form of a limited partnership or a special purpose company where they fund their purchases of

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

equipment and machinery via senior and subordinate financing. In some cases, the entities are funded only by senior financing or there is a guarantee provided to the senior financing by parties unrelated to those providing the senior financing. In most cases, the MUFG Group participates in the senior financing and does not participate in the subordinate financing or provide guarantees. The subordinate financing or the third-party guarantee is substantive and would absorb expected variability generated by the assets held by the entities. In exceptional cases where there is no guarantee from a third-party or there is not sufficient subordinate financing, the MUFG Group consolidates the entities as the primary beneficiary. In some limited cases, the MUFG Group provides a residual value guarantee to the leased assets. Based on expected loss analysis, the MUFG Group determined that it does not participate in the majority of expected variability of the entities involved and does not consolidate these entities.

Project Financing Vehicles

These entities are established to raise funds in connection with, among other things, production of natural resources, construction and development of urban infrastructure (including power plants and grids, highways and ports), and the development of real estate properties or complexes. These projects typically involve special purpose companies which issue senior and subordinate financing to raise funds in connection with the various projects. The subordinate financing is usually provided by parties that will ultimately make use of the assets constructed or developed. By contrast, the senior financing is typically provided by financial institutions, including the MUFG Group. Because the MUFG Group’s participation in the financing is limited or there is sufficient subordinate financing, the MUFG Group is not considered as the primary beneficiary of these entities and does not consolidate these entities.

Sale and Leaseback Vehicles

The MUFG Group is involved with vehicles that acquire assets, primarily real estate, from the MUFG Group’s clients and other unrelated parties where the sellers of the assets continue to use the assets through leaseback agreements. These vehicles typically take the form of a limited partnership where the general partner has effectively no decision making ability because an equity holder of the general partner serves a perfunctory role. Therefore, these vehicles are considered as VIEs. The subordinated financing of these vehicles is usually provided by the sellers of the assets, with the MUFG Group providing senior financing for the vehicles. The subordinated financing of these entities absorbs the expected variability generated from the assets held and as such, the MUFG Group is not considered as the primary beneficiary.

Securitization of Client Real Estate Properties

These entities are established for the purpose of securitizing real estate properties held by the MUFG Group’s customers. In most cases, these entities take the form of a limited partnership or a special purpose company. These entities are designed to have non-substantive decision making ability because the general partner or an equity holder serves a perfunctory role. The entities are typically funded by senior and subordinated financing where the original owners of the properties provide the subordinated financing, primarily in the form of partnership interests or subordinated notes, and financial institutions, including the MUFG Group, provide senior financing in the form of senior loans. The subordinated financing of these entities absorbs the expected variability generated from the assets held and as such, the MUFG Group is not considered as the primary beneficiary.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

The MUFG Group is involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments, such as collateralized debt obligations (“CDOs”) and synthetic CDOs. These special purpose entities are considered as VIEs because they do not have substantive decision making ability. These special purpose entities are arranged and managed by parties that are not related to the MUFG Group. The MUFG Group’s involvement with these entities is for investment purposes. In most cases, the MUFG Group participates as one of many other investors and the MUFG Group typically holds investments in senior tranches or tranches with high credit ratings. Therefore, the MUFG Group is not considered as the primary beneficiary except in limited circumstances where the MUFG Group holds the majority of instruments issued by a single-tranche vehicle.

Investments in Securitized Financial Instruments

The MUFG Group holds investments in special purpose entities that issue securitized financial products. The assets held by the special purpose entities include credit card receivables and residential mortgage loans. These entities are established and managed by parties that are unrelated to the MUFG Group and the MUFG Group’s involvement with these entities is for its own investment purposes. In all cases, the MUFG Group participates as one of many other investors and the MUFG Group holds investments with high credit ratings. Therefore, the MUFG Group is not considered as the primary beneficiary of these entities.

Securitization of the MUFG Group’s Assets

The MUFG Group establishes entities to securitize its own financial assets that include, among others, corporate and retail loans and lease receivables. The entities used for securitization, which typically take the form of special purpose company and trusts, are established by the MUFG Group and, in most cases, issue senior and subordinate interests or financing. Where the MUFG Group retains subordinate interests or financing, it is considered as the primary beneficiary of the entities and the MUFG Group consolidates them. In some cases, all financing is provided by the MUFG Group but there is a substantive third-party guarantee, or most of the interests or financing issued by the entities is transferred to investors unrelated to the MUFG Group. In these cases, the MUFG Group does not consider itself as the primary beneficiary.

Others

This category primarily comprises the following:

Financing Vehicles of the MUFG Group’s Customers

The MUFG Group is involved with several entities that are established by the MUFG Group’s customers. These entities borrow funds from financial institutions and extend loans to their group entities. These entities effectively work as fund-raising vehicles for their respective group companies and enable the groups to achieve efficient financing by integrating their financing activities into a single entity. In all cases the MUFG Group is not considered as the primary beneficiary, either because it participates as one of two or more lenders, and therefore, its participation is less than a majority, and/or there is a substantive third-party guarantee provided with respect to the MUFG Group’s loans.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Funding Vehicles

The MUFG Group has established several wholly-owned, off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by the MUFG Group, to investors unrelated to us to fund purchases of debt instruments issued by the MUFG Group. These entities are considered as VIEs because the MUFG Group’s investment in the vehicles’ equity is not considered at risk and substantive as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MUFG Group. As the third-party investors participate in the economics of these financing vehicles, as well as the vehicles themselves, these financing vehicles are not considered as the MUFG Group’s subsidiaries.

Trust Arrangements

The MUFG Group offers, primarily through its wholly-owned trust banking subsidiary, MUTB, a variety of trust products and services including securities investment trusts, pension trusts and trusts used as securitization vehicles. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. The trusts are generally considered as VIEs because the trust beneficiaries, who provide all of the equity at risk, usually do not have substantive decision making ability. The MUFG Group, however, is not considered as the primary beneficiary because the trust beneficiaries receive and absorb expected losses and residual returns on the performance and operations of trust assets under management of the MUFG Group.

With respect to the jointly operated designated money in trusts, however, MUTB is exposed to the risks involved with the entrusted assets, where MUTB provides the trust beneficiaries with guarantees on the repayment of trust principal through face value guarantees. In these products, MUTB pools money from general investors and invests it in financial assets that are of high credit standing, including bank deposits, government bonds, high-quality corporate bonds and high-quality corporate loans including loans to banking account of MUTB. MUTB manages and administers the trust assets in the capacity of a trustee and receives fees as compensation for services it provides. With respect to most of the jointly operated designated money in trusts, MUTB provides, as a sponsor of the products, the face value guarantees under which it is required to compensate a loss on the stated principal of the trust beneficial interests. MUTB is not considered as the primary beneficiary of these products because the event of loss is highly remote and in fact the face value guarantee has never been called upon in the trusts’ operational history that extends over decades. In addition, the trusts have substantial investments in loans to banking account of MUTB and MUTB’s face value guarantee is considered as non-substantive to the extent of the self guarantee.

Troubled Borrowers

During the normal course of business, the borrowers from the MUFG Group may experience financial difficulties and sometimes enter into certain transactions that require the MUFG Group to assess whether they would be considered as VIEs due to their difficult financial position. While in most cases such borrowers are not considered as VIEs when the transactions take place, in limited circumstances they are considered as VIEs due to insufficient equity. In all cases, however, the MUFG Group is not considered as the primary beneficiary based on its assessment of scenario-based probability-weighted cash flow analysis.

13.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

segment information is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income (loss) before income tax expense (benefit) under US GAAP.

The following is a brief explanation of the MUFG Group’s business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to its corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of its corporate customers. UNBC is a bank holding company, whose primary subsidiary, Union Bank, is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. As a result of the tender offer that was completed in September 2008, and the second-step merger that was completed in November 2008, UNBC became a wholly owned subsidiary of MUFG.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets—Consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Consists mainly of the corporate centers of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table sets forth the net revenue, operating expenses and operating profit (loss) of each of the MUFG Group’s business segments for the six months ended September 30, 2008 and 2009. Effective April 1, 2009, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among the MUFG Group’s business segments. The table set forth below has been reclassified to conform to the new basis of managerial accounting:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group
		Domestic	Overseas					Global Markets	Other	Total
			Other than UNBC	UNBC	Overseas Total	Total
	(in billions)
Six months ended September 30, 2008:
Net revenue:	¥628.4	¥534.5	¥178.0	¥145.9	¥323.9	¥858.4	¥96.3	¥185.4	¥(43.8)	¥1,724.7
BTMU and MUTB:	363.8	444.6	119.9	—	119.9	564.5	40.6	180.6	(67.1)	1,082.4
Net interest income	300.0	241.7	63.1	—	63.1	304.8	—	123.2	(1.8)	726.2
Net fees	59.7	173.6	36.9	—	36.9	210.5	40.6	(9.2)	(9.9)	291.7
Other	4.1	29.3	19.9	—	19.9	49.2	—	66.6	(55.4)	64.5
Other than BTMU and MUTB(1)	264.6	89.9	58.1	145.9	204.0	293.9	55.7	4.8	23.3	642.3
Operating expenses	480.1	283.5	100.4	86.1	186.5	470.0	48.5	33.3	104.6	1,136.5

Operating profit (loss)	¥148.3	¥251.0	¥77.6	¥59.8	¥137.4	¥388.4	¥47.8	¥152.1	¥(148.4)	¥588.2

Six months ended September 30, 2009:
Net revenue:	¥721.3	¥461.5	¥174.1	¥135.5	¥309.6	¥771.1	¥78.1	¥255.6	¥(9.9)	¥1,816.2
BTMU and MUTB:	331.4	374.2	106.2	—	106.2	480.4	30.7	248.1	(31.6)	1,059.0
Net interest income	276.9	223.5	69.1	—	69.1	292.6	—	192.4	(28.6)	733.3
Net fees	48.2	165.1	54.7	—	54.7	219.8	30.7	(13.0)	(10.8)	274.9
Other	6.3	(14.4)	(17.6)	—	(17.6)	(32.0)	—	68.7	7.8	50.8
Other than BTMU and MUTB(1)	389.9	87.3	67.9	135.5	203.4	290.7	47.4	7.5	21.7	757.2
Operating expenses	498.1	259.8	101.0	85.8	186.8	446.6	45.1	32.0	100.1	1,121.9

Operating profit (loss)	¥223.2	¥201.7	¥73.1	¥49.7	¥122.8	¥324.5	¥33.0	¥223.6	¥(110.0)	¥694.3

Note:

(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.

Reconciliation

As set forth above, the measurement bases and the income and expense items covered are very different between the internal management reporting system and the accompanying condensed consolidated statements of operations. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of operations.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

A reconciliation of the operating profit under the internal management reporting system for the six months ended September 30, 2008 and 2009 presented above to income (loss) before income tax expense (benefit) shown on the condensed consolidated statements of operations is as follows:

	Six months ended September 30,
	2008	2009
	(in billions)
Operating profit	¥588	¥694
Provision for credit losses	(457)	(381)
Foreign exchange gains (losses)—net	(52)	189
Trading account profits (losses)—net	(450)	263
Equity investment securities gains (losses)—net	(146)	71
Debt investment securities losses—net	(56)	(6)
Equity in earnings (losses) of equity method investees	6	(84)
Impairment of intangible assets	(49)	(9)
Other—net	(31)	19

Income (loss) before income tax expense (benefit)	¥(647)	¥756

14.    FAIR VALUE

Effective April 1, 2008, the MUFG Group adopted new guidance on the measurement of fair value for all financial assets and liabilities measured and disclosed on a fair value basis. Effective April 1, 2009, the MUFG Group has applied new guidance on the measurement of fair value for all the nonrecurring nonfinancial assets and nonfinancial liabilities including premises and equipment, intangible assets and goodwill measured at fair value for impairment. Under the new guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The new guidance on the measurement of fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is established by the new guidance:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The MUFG Group has an established and documented process for determining fair values in accordance with the new guidance. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon valuation techniques that use, where possible, current market-based or non-market-based parameters, such as interest rates, yield curves, foreign exchange rates, volatilities

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

and credit curves. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

The following section describes the valuation methodologies adopted by the MUFG Group to measure fair values of certain financial instruments. The discussion includes the general classification of such financial instruments in accordance with the valuation hierarchy, a brief explanation of the valuation techniques, the significant inputs to those models, and any additional significant assumptions.

Interest-earning Deposits in Other Banks

Certain interest-earning deposits are measured at fair value by using discounted cash flows due to election of the fair value option. Cash flows are estimated based on the terms of the contracts and discounted by markets rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation are readily observable, these deposits are classified in the Level 2 of the valuation hierarchy.

Receivables Under Resale Agreements

Certain receivables under resale agreements are measured at fair value by using discounted cash flows due to election of the fair value option. Cash flows are estimated based on the terms of the contracts and discounted by the interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. These receivables are classified as the Level 2 of the valuation hierarchy.

Trading Accounts Assets and Liabilities—Trading Securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair values of securities and such securities are classified in Level 1 of the valuation hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds, residential mortgage-backed securities and marketable equity securities.

When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the valuation hierarchy. When quoted market prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted price of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Examples of such instruments include commercial paper, corporate bonds and residential mortgage-backed securities. Such securities are generally classified in Level 2 of the valuation hierarchy.

When there is less liquidity for securities or significant inputs adopted to the fair value measurements are less observable, such securities are classified in Level 3 of the valuation hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans that are measured by weighting the estimated amounts from the internal models and non-binding quotes from the independent broker-dealers. The weight of the broker-dealer quote is determined based on the result of inquiries to the broker-dealers for their basis of the fair valuation calculation with consideration of activity level of the market. Key inputs of the internal models include projected cash flow through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX which is an index of loan credit default swaps, repayment rate and discount rate reflecting liquidity premiums based on historical market data. The MUFG Group has adopted this valuation method for CLOs backed by general corporate loans from the second half of the fiscal year ended March 31, 2009.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Trading Accounts Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the valuation hierarchy. Examples of Level 1 derivative include security future transactions, and interest rate future transactions. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using internally developed techniques as there are no quoted market prices for such instruments. The valuation models and inputs vary depending on the types and contractual terms of the derivative instruments. The principal models adopted to value those instruments include discounted cash flows, Black-Scholes model and Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market. Derivative instruments valued by such models and inputs are generally classified within Level 2 of the valuation hierarchy. Examples of such Level 2 derivatives include plain interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued based on models with significant unobservable input are classified in Level 3 of the valuation hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and correlation of such inputs are unobservable.

Investment Securities

Investment securities include available-for-sale debt and equity securities, whose fair values are measured using the same methodologies as the trading securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of certain private placements bonds issued by Japanese non-public companies are measured based on discounted cash flow methods by using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. The private placement bonds are generally utilized to finance medium or small size non-public companies as an alternative of loans. These bonds are classified as either Level 2 or Level 3 of the valuation hierarchy depending on the significance of the adjustments for unobservable credit worthiness input. This account also includes investment in nonmarketable equity securities which are subject to specialized industry accounting practice. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted market prices, lack of liquidity and the long term nature of these investments. Further, there may be restriction of transfer on nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts valuations considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of an investee company. Nonmarketable equity securities are included in Level 3 of the valuation hierarchy.

Other Assets

Other assets measured at fair value mainly consist of securities that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments. The securities under lending transaction mainly consist of certain Japanese and foreign government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above and is included in Level 1 or Level 2 of the valuation hierarchy depending on the component assets.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The fair values of derivative designated as hedging instruments are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under the securities lending transactions are measured at fair values of securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Deposits, Other Short-term Borrowings and Long-term Debt

Certain deposits, other short-term borrowings and long-term debt are measured at fair values due to election of the fair value option. These instruments under the fair value option are measured principally using internally developed models such as the discounted cash flow method. Where the inputs into the valuation are mainly based on observable inputs, these instruments are classified in Level 2 of the valuation hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the valuation hierarchy.

Market Valuation Adjustments

Counterparty credit risk adjustments are applied to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigates such as pledged collateral and legal right of offsets with the counterparty.

Own credit risk adjustments which reflect own creditworthiness are applied to financial liabilities measured at fair value.

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of the fair value hierarchy when recent prices of such instruments are not able to be observable in inactive or less active market. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

Model valuation adjustments such as unobservable parameter valuation adjustments may be provided when the fair values of instruments are determined based on internally developed models. Examples of such adjustments include adjustments to the model price of certain derivative financial instruments where parameters such as correlation are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error in the model based estimate value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2009 and September 30, 2009:

	March 31, 2009
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥13,132,900	¥5,256,792	¥1,906,009	¥20,295,701
Trading derivative assets	24,073	9,596,896	364,855	9,985,824
Investment securities:
Securities available for sales	26,909,603	3,144,820	3,335,664	33,390,087
Other investment securities	—	1,128	42,681	43,809
Others(2)	597,822	238,905	18,312	855,039

Total	¥40,664,398	¥18,238,541	¥5,667,521	¥64,570,460

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥98,114	¥4,842	¥—	¥102,956
Trading derivative liabilities	86,412	8,942,829	360,364	9,389,605
Obligation to return securities received as collateral	2,557,116	151,684	—	2,708,800
Others(3)	—	532,624	(133,087)	399,537

Total	¥2,741,642	¥9,631,979	¥227,277	¥12,600,898

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2009
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥14,405,300	¥5,137,657	¥1,751,744	¥21,294,701
Debt securities
Japanese national government and Japanese government agency bonds	4,821,491	129,258	—	4,950,749
Japanese prefectural and municipal bonds	—	104,758	—	104,758
Foreign governments and official institutions bonds	7,221,959	352,620	201,361	7,775,940
Corporate bonds	15,091	876,386	525,123	1,416,600
Residential mortgage-backed securities	1,293,378	556,536	9,055	1,858,969
Commercial mortgage-backed securities	—	—	12,938	12,938
Asset-backed securities excluding mortgage-backed securities	—	11,517	693,960	705,477
Other debt securities	—	5,673	—	5,673
Commercial paper	—	2,630,585	—	2,630,585
Marketable equity securities	1,053,381	470,324	309,307	1,833,012
Trading derivative assets	49,266	8,058,323	328,856	8,436,445
Investment securities:
Securities available for sale	34,920,396	4,459,106	2,879,354	42,258,856
Debt securities
Japanese national government and Japanese government agency bonds	30,362,606	2,024,529	—	32,387,135
Japanese prefectural and municipal bonds	—	285,534	4,275	289,809
Foreign governments and official institutions bonds	145,240	26,752	29,111	201,103
Corporate bonds	—	969,779	2,732,324	3,702,103
Residential mortgage-backed securities	4,620	631,518	29,383	665,521
Commercial mortgage-backed securities	—	57,257	16,158	73,415
Asset-backed securities excluding mortgage-backed securities	—	271,621	58,233	329,854
Other debt securities	—	82	1,455	1,537
Marketable equity securities	4,407,930	192,034	8,415	4,608,379
Other investment securities	—	1,124	36,820	37,944
Others(2)	394,097	267,298	28,057	689,452

Total	¥49,769,059	¥17,923,508	¥5,024,831	¥72,717,398

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥170,925	¥2,069	¥—	¥172,994
Trading derivative liabilities	44,701	7,416,835	355,407	7,816,943
Obligation to return securities received as collateral	2,331,363	196,063	9,443	2,536,869
Others(3)	—	601,826	(123,884)	477,942

Total	¥2,546,989	¥8,216,793	¥240,966	¥11,004,748

Notes:	(1)	Include securities under fair value option.
	(2)	Include interest-earning deposits in other banks, receivables under resale agreements, securities under lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments.
	(3)	Include deposits, other short-term borrowings, long-term debt and bifurcated embedded derivatives carried at fair value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2008 and 2009. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology. The following tables reflect gains and losses for the six months ended September 30, 2008 and 2009 for all assets and liabilities categorized as Level 3 at September 30, 2008 and 2009, including those transferred from or into Level 3 during the period:

	April 1, 2008(5)	Total realized/unrealized gains (losses)			Purchases, sales, issuances and settlements(5)	Transfer in/out of Level 3(5)	September 30, 2008(5)	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2008(5)
		Included in earnings(5)		Included in other changes in equity from nonowner sources(5)
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥3,883,824	¥(197,837	)(2)	¥—	¥(11,792)	¥2,532	¥3,676,727	¥(208,197	)(2)
Trading derivative (Net)	77,620	(10,737	)(2)	(2,103)	(29,023)	37,451	73,208	(27,566	)(2)
Investment securities:
Securities available for sale	3,542,099	(1,746	)(3)	(58,211)	(85,575)	181,445	3,578,012	(21,260	)(3)
Other investment securities	65,090	(9,246	)(4)	(255)	(897)	(2,163)	52,529	(9,300	)(4)
Others	76,845	3,309	(4)	(3,993)	(13,709)	—	62,452	3,360	(4)

Total	¥7,645,478	¥(216,257)		¥(64,562)	¥(140,996)	¥219,265	¥7,442,928	¥(262,963)

Liabilities
Others	¥432,149	¥17,042	(4)	¥28,698	¥41,618	¥—	¥428,027	¥88,439	(4)

Total	¥432,149	¥17,042		¥28,698	¥41,618	¥—	¥428,027	¥88,439

Notes:	(1)	Include trading securities under fair value option.
	(2)	Included in trading account profits (losses)—net and in foreign exchange gains (losses)—net.
	(3)	Included in investment securities gains (losses)—net.
	(4)	Included in trading account profits (losses)—net.
	(5)	The reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs during the six months ended September 30, 2008 have been restated as follows. The beginning balances as at April 1, 2008 had been previously restated in Note 30 to the consolidated financial statements for the fiscal year ended March 31, 2009.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

			Total realized/unrealized gains (losses)
	April 1, 2008		Included in earnings		Included in other changes in equity from nonowner sources		Purchases, sales, issuances and settlements
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Assets
Trading account assets:
Trading securities	¥4,289,989	¥3,883,824	¥(198,034)	¥(197,837)	¥—	¥—	¥(98,994)	¥(11,792)
Trading derivative (Net)	66,752	77,620	(9,220)	(10,737)	(2,103)	(2,103)	(28,944)	(29,023)
Investment securities:
Securities available for sale	3,979,858	3,542,099	(3,984)	(1,746)	(59,398)	(58,211)	(85,057)	(85,575)
Other investment securities	65,090	65,090	(9,246)	(9,246)	(255)	(255)	(897)	(897)
Others	76,845	76,845	(684)	3,309	—	(3,993)	(13,709)	(13,709)

Total	¥8,478,534	¥7,645,478	¥(221,168)	¥(216,257)	¥(61,756)	¥(64,562)	¥(227,601)	¥(140,996)

Liabilities
Others	¥432,149	¥432,149	¥56,631	¥17,042	¥—	¥28,698	¥52,509	¥41,618

Total	¥432,149	¥432,149	¥56,631	¥17,042	¥—	¥28,698	¥52,509	¥41,618

	Transfer in /out of Level 3		September 30, 2008		Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2008
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Assets
Trading account assets:
Trading securities	¥(759)	¥2,532	¥3,992,202	¥3,676,727	¥(210,482)	¥(208,197)
Trading derivative (Net)	41,623	37,451	68,108	73,208	(28,860)	(27,566)
Investment securities:
Securities available for sale	(554)	181,445	3,830,865	3,578,012	(24,256)	(21,260)
Other investment securities	(2,163)	(2,163)	52,529	52,529	(9,300)	(9,300)
Others	—	—	62,452	62,452	683	3,360

Total	¥38,147	¥219,265	¥8,006,156	¥7,442,928	¥(272,215)	¥(262,963)

Liabilities
Others	¥—	¥—	¥428,027	¥428,027	¥55,282	¥88,439

Total	¥—	¥—	¥428,027	¥428,027	¥55,282	¥88,439

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2009	Total realized/ unrealized gains (losses)			Purchases, issuances and settlements	Transfer into Level 3— beginning of period	Transfer out of Level 3— end of period	September 30, 2009	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2009
		Included in earnings		Included in other changes in equity from nonowner sources
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,906,009	¥105,267	(2)	¥—	¥(257,193)	¥2,553	¥(4,892)	¥1,751,744	¥92,687	(2)
Debt securities
Foreign governments and official institutions bonds	193,673	66		—	7,622	—	—	201,361	(751)
Corporate bonds	509,257	18,097		—	108	2,553	(4,892)	525,123	14,682
Residential mortgage-backed securities	10,643	1,907		—	(3,495)	—	—	9,055	3,341
Commercial mortgage-backed securities	13,948	3,487		—	(4,497)	—	—	12,938	3,507
Asset-backed securities excluding mortgage-backed securities	808,301	44,324		—	(158,665)	—	—	693,960	33,507
Marketable equity securities	370,187	37,386		—	(98,266)	—	—	309,307	38,401
Trading derivatives (Net)	4,491	(19,577	)(2)	—	(11,866)	17,735	(17,334)	(26,551)	31,864	(2)
Investment securities:
Securities available for sale	3,335,664	(279	)(3)	26,140	(174,503)	62,976	(370,644)	2,879,354	(14,488	)(3)
Debt securities
Japanese prefectural and municipal bonds	4,471	7		—	(203)	—	—	4,275	6
Foreign governments and official institutions bonds	24,148	—		(834)	5,797	—	—	29,111	—
Corporate bonds	3,043,083	(258)		22,012	(157,748)	62,976	(237,741)	2,732,324	(14,523)
Residential mortgage-backed securities	32,302	—		3	(2,922)	—	—	29,383	—
Commercial mortgage-backed securities	18,086	—		(170)	(1,758)	—	—	16,158	—
Asset-backed securities excluding mortgage-backed securities	205,271	(88)		3,729	(17,776)	—	(132,903)	58,233	(23)
Other debt securities	1,357	52		40	6	—	—	1,455	52
Marketable equity securities	6,946	8		1,360	101	—	—	8,415	—
Other investment securities	42,681	(5,855	)(4)	204	133	—	(343)	36,820	(2,898	)(4)
Others	18,312	(734	)(4)	—	10,479	—	—	28,057	(694	)(4)

Total	¥5,307,157	¥78,822		¥26,344	¥(432,950)	¥83,264	¥(393,213)	¥4,669,424	¥106,471

Liabilities
Obligation to return securities received as collateral	¥—	¥—		¥—	¥9,443	¥—	¥—	¥9,443	¥—
Others	(133,087)	(9,608	)(4)	(514)	(954)	—	35	(123,884)	(8,080	)(4)

Total	¥(133,087)	¥(9,608)		¥(514)	¥8,489	¥—	¥35	¥(114,441)	¥(8,080)

Notes:	(1)	Include trading securities under fair value option.
(2)	Included in trading account profits (losses)—net and in foreign exchange gains (losses)—net.
(3)	Included in investment securities gains (losses)—net.
(4)	Included in trading account profits (losses)—net.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2009 and September 30, 2009:

	March 31, 2009
	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities	¥—	¥—	¥24,912	¥24,912
Loans	6,117	42,391	394,677	443,185
Other Assets	222,563	1,905	35,487	259,955

Total	¥228,680	¥44,296	¥455,076	¥728,052

	September 30, 2009
	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities	¥—	¥—	¥10,412	¥10,412
Loans	8,592	29,435	395,218	433,245
Premises and equipment	—	—	7,266	7,266
Intangible assets	—	—	14,560	14,560
Other Assets	85,728	—	19,311	105,039

Total	¥94,320	¥29,435	¥446,767	¥570,522

The following table presents the nonrecurring changes in fair value which have been recorded during the six months ended September 30, 2008 and 2009:

	Six months ended September 30
	2008	2009
	(in millions)
Investment securities	¥19,027	¥19,272
Loans	154,246	132,157
Premises and equipment(1)	—	7,097
Intangible assets(1)	—	9,239
Other assets	10,416	86,812

Total	¥183,689	¥254,577

Note:	(1)	Effective April 1, 2009, the MUFG Group has applied the provisions of new guidance on the measurement of fair value for premises and equipment and intangible assets measured at fair value for impairment.

Investment securities include mainly impaired cost method nonmarketable equity securities which were written down to fair value during the period. The fair values are determined based on recent financial position and projected future cash flows of investees.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Loans include loans held for sale and collateral dependent loans. Loans held for sale are recorded at the lower of cost or fair value. The fair value of the loans held for sale is based on secondary market, recent transactions or discounted cash flows. These loans are principally classified in Level 3 of the valuation hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the valuation hierarchy.

Collateral dependent loans are measured at fair value of the underlying collateral. Collaterals are comprised mainly of real estate and exchange traded equity securities. The MUFG Group maintains an established process for determining the fair value of real estate, using valuation techniques, including, but not limited to, the valuation derived mainly from current transaction prices of comparable assets and discounted cash flow models. Loans impaired that are measured based on underlying real estate collateral are classified in Level 3 of the valuation hierarchy.

Premises and equipment consist of those assets which were written down to fair values. The fair values are determined based on price obtained from an appraiser or discounted cash flows. These impaired premises and equipment are classified as Level 3 of the valuation hierarchy.

Intangible assets consist of those assets which were written down to fair values. The fair values are determined based on discounted cash flows. These impaired intangible assets are classified as Level 3 of the valuation hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group recorded impairment losses on investments to certain affiliated companies, mainly the consumer finance company, of ¥83,452 million for the six months ended September 30, 2009. The investment in such affiliated company is marketable equity security, and MUFG determined a decline in fair value below cost is other than temporary based on the quoted market price. The price had been in a continuous loss position for last 5 months and more and was far below cost as of September 30, 2009. The impairment losses are included in Equity in earnings (losses) of equity method investees in the condensed consolidated statements of operations.

When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted market price. Impaired investments in equity method investees which are marketable equity securities are classified in Level 1 or Level 2 of the valuation hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the valuation hierarchy.

Fair Value Option

Entity are permitted to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. Effective April 1, 2008, the MUFG Group elected the fair value option for foreign currency denominated debt securities held by BTMU and MUTB, which were previously classified as securities available for sale. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates as the gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while the gains and losses on translation of foreign currency-denominated financial liabilities were included in current earnings.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group also elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries, because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Interest-earning deposits in other banks and Receivables under resale agreements. These financial liabilities are included in Interest-bearing deposits, Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the condensed consolidated statements of operations.

The following table presents the gains or losses recorded during the six months ended September 30, 2008 and 2009 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2008			2009
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Interest-earning deposits in other banks	¥—	¥(850)	¥(850)	¥(1,588)	¥—	¥(1,588)
Receivables under resale agreements(1)	2,523	(3,993)	(1,470)	(6,603)	—	(6,603)
Trading account securities (Previously classified as securities available for sale)	(306,655)	105,190	(201,465)	228,507	(522,145)	(293,638)

Total	¥(304,132)	¥100,347	¥(203,785)	¥220,316	¥(522,145)	¥(301,829)

Financial liabilities:
Deposits in overseas offices: principally interest-bearing deposits(1)	¥792	¥1,342	¥2,134	¥—	¥—	¥—
Other short-term borrowings(1)	(92)	185	93	2,057	—	2,057
Long-term debt(1)	(5,442)	35,609	30,167	83,091	—	83,091

Total	¥(4,742)	¥37,136	¥32,394	¥85,148	¥—	¥85,148

Note:	(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2009 and September 30, 2009 for long-term receivables and debt instruments for which the fair value option has been elected:

	March 31, 2009
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial Assets:
Receivables under resale agreements	¥35,909	¥36,066	¥157

Total	¥35,909	¥36,066	¥157

Financial Liabilities:
Deposits in overseas offices: Interest-bearing deposits	¥4,214	¥4,235	¥21
Long-term debt	719,697	532,641	(187,056)

Total	¥723,911	¥536,876	¥(187,035)

	September 30, 2009
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial Assets:
Receivables under resale agreements	¥31,728	¥31,787	¥59

Total	¥31,728	¥31,787	¥59

Financial Liabilities:
Long-term debt	¥749,612	¥587,546	¥(162,066)

Total	¥749,612	¥587,546	¥(162,066)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates specified in the transactions and reported in the condensed consolidated statements of operations as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments

In addition to financial instruments measured and disclosed on a fair value basis, the disclosure of the estimated fair value of financial instruments that are not carried at fair value is also required. The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2009 and September 30, 2009:

	March 31, 2009		September 30, 2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash and due from banks, interest-earning deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥16,350	¥16,350	¥17,552	¥17,552
Trading account assets, excluding derivatives	20,296	20,296	21,295	21,295
Investment securities	37,491	37,728	46,493	46,874
Loans, net of allowance for credit losses	99,154	100,455	93,794	94,996
Other financial assets	4,667	4,670	3,915	3,915
Derivative financial instruments:
Trading activities	9,986	9,986	8,436	8,436
Activities qualifying for hedges	27	27	13	13
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥35,663	¥35,663	¥36,056	¥36,056
Interest-bearing deposits	111,095	111,215	115,507	115,637
Trading account liabilities, excluding derivatives	103	103	173	173
Obligations to return securities received as collateral	2,709	2,709	2,537	2,537
Due to trust account	1,797	1,797	1,762	1,762
Other short-term borrowings	7,867	7,867	6,021	6,021
Long-term debt	13,273	13,191	14,058	14,209
Other financial liabilities	4,633	4,633	4,900	4,900
Derivative financial instruments:
Trading activities	9,390	9,390	7,817	7,817

Not all of the financial instruments held by the MUFG Group are recorded at fair value on the condensed consolidated balance sheets. The methodologies and assumptions used to estimate fair value of financial instruments that are not recorded at fair value on the condensed consolidated balance sheets are summarized below:

Cash and due from banks, Interest-earning deposits in other banks, Call Loans and Funds Sold, and Receivables Under Resale Agreements and Securities Borrowing Transactions—For cash and due from banks including interest-earning deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Investment Securities—The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly accepted valuation models, such as option pricing models. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥146 billion and ¥532 billion at March 31, 2009 and September 30, 2009 respectively.

Loans—The fair values of loans are estimated for groups with similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating-or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For impaired loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other Financial Assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥556 billion and ¥550 billion at March 31, 2009 and September 30, 2009, respectively.

Non-interest-bearing Deposits, Call Money and Funds Purchased, Payables Under Repurchase Agreements and Securities Lending Transactions, and Obligations to Return Securities Received as Collateral—The fair values of non-interest-bearing deposits are equal to the amounts payable on demand. For call money and funds purchased, payables under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Interest-bearing Deposits—The fair values of demand deposits, deposits at notice, and certificates of deposit maturing within a short period of time are the amounts payable on demand. Fair values of time deposits and certificates of deposit maturing after a short period of time are estimated by discounting the estimated cash flows using the rates currently offered for deposits of similar remaining maturities or the applicable current market rates.

Due to Trust Account—For due to trust account, which represents a temporary placement of excess funds from individual trust accounts managed by the trust banking subsidiary in their fiduciary and trust capacity, the carrying amount is a reasonable estimate of the fair value since its nature is similar to short-term funding, including demand deposits and other overnight funds purchased, in a manner that the balance changes in response to the day-to-day changes in excess funds placed by the trust accounts.

Other Short-term Borrowings—For most other short-term borrowings, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For certain borrowings, fair values are estimated by

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

discounting the estimated future cash flows using applicable current market interest rates or comparable rates for similar instruments, which represent the MUFG Group’s cost to raise funds with a similar remaining maturity.

Long-term Debt—For certain unsubordinated and subordinated debt, the fair values are estimated based on quoted market prices of the instruments. The fair values of other long-term debt are estimated using a discounted cash flow model based on rates applicable to the MUFG Group for debt with similar terms and remaining maturities.

Other Financial Liabilities—The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the MUFG Group.

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2008 and 2009 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2009 and September 30, 2009. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

15.    STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUS and UNBC.

MUFG, BTMU, MUTB and MUS

MUFG, BTMU and MUTB elected to introduce a stock-based compensation plan for directors, executive officers and corporate auditors (“officers”) and obtained the necessary shareholder approval at their respective ordinary general meetings held in June 2007, while abolishing retirement gratuities program for these officers.

In June 2008, MUFG elected to introduce a stock-based compensation plan for officers of MUS as well and obtained the necessary shareholder approval at the ordinary general meeting.

Following the approval, MUFG resolved at the meeting of the Board of Directors to issue stock compensation type stock options (“Stock Acquisition Rights”) to officers of MUFG, BTMU, MUTB and MUS. Usually, the Stock Acquisition Rights would be issued and granted to these officers once a year as a replacement of the former retirement gratuities program.

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. The number of shares to be issued or transferred on exercise of each Stock Acquisition Right (“number of granted shares”) is 100 shares. In the event of stock split or stock merger of common stock of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of stock split or stock merger. If any events occur that require the adjustment of the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights graded-vest depending on the holder’s service period as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director or an executive officer loses the status of both director and executive officer, and (2) holder as a corporate auditor loses the status of a corporate auditor. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB and MUS for the six months ended September 30, 2009.

	For the six months ended September 30, 2009
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of the period	5,392,600	¥1
Granted	5,655,800	1
Exercised	(946,300)	1
Forfeited	(6,200)	1

Outstanding, end of the period	10,095,900	¥1	29.25	¥4,856

Exercisable, end of the period	—	¥—	—	¥—

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common stock of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU, MUTB and MUS, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common stock of MUFG at the date of grant.

For the six months ended September 30, 2009
Risk-free interest rate	0.53%
Expected volatility	44.46%
Expected term (in years)	4
Expected dividend yield	2.25%

The weighted-average grant-date fair value of the Stock Acquisition Rights granted for the six months ended September 30, 2009 was ¥48,700.

The MUFG Group recognized ¥1,707 million of compensation cost related to the Stock Acquisition Rights with ¥694 million of corresponding tax benefit for the six months ended September 30, 2009. As of September 30, 2009, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥1,636 million and it is expected to be recognized over 9 months.

Cash received from exercise of the Stock Acquisition Rights for the six months ended September 30, 2009 was ¥1 million. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights was ¥378 million for the six months ended September 30, 2009.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

UNBC

On November 4, 2008, all outstanding awards under the management stock plans were canceled in exchange for the right to receive the cash value of those awards. These plans were terminated in December 2008, and no additional awards will be granted under these plans.

UNBC recognized $15.5 million of compensation cost for share-based payment arrangements with a $6.0 million of corresponding tax for the six months ended June  30, 2008.

16.    EVENTS SINCE SEPTEMBER 30, 2009

MUFG has evaluated subsequent events requiring recognition or disclosure in the condensed consolidated financial statements during the period from October 1, 2009 through February 3, 2010, the date of issuance of these condensed consolidated financial statements.

Approval of Dividends

On November 18, 2009, the board of directors of MUFG approved the payment of semi-annual interim cash dividends of ¥30.00 per share of Class 3 Preferred Stock, ¥57.50 per share of Class 5 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, totaling ¥11,970 million, and ¥6.00 per share of Common stock, totaling ¥69,889 million, that was paid on December 9, 2009 to the shareholders of record on September 30, 2009.

Strategic Global Alliance with Morgan Stanley

On November 18, 2009, MUFG and Morgan Stanley jointly announced the details of a securities joint venture to be created by combining the existing businesses of MUS and the investment banking operations of Morgan Stanley Japan Securities. MUFG expects to hold a 60% interest in the joint venture while Morgan Stanley expects to hold a 40% interest. On the same date, MUFG and Morgan Stanley also jointly announced that MUFG intends to invest in the remaining operations of Morgan Stanley Japan Securities, including its sales and trading operations, and convert those operations into a joint venture between Morgan Stanley and MUFG. With respect to this joint venture, MUFG expects to hold 49% of the voting rights and Morgan Stanley expects to hold 51% of the voting rights, while MUFG expects to hold a 60% economic interest and Morgan Stanley expects to hold a 40% economic interest. MUFG expects to sign a definitive agreement with Morgan Stanley, and start these joint ventures in May 2010, subject to approval by regulatory authorities.

At the board meeting of MUS held on December 24, 2009 and the board meeting of MUFG held on December 25, 2009, it was resolved that MUS would transfer its financial instruments business and other businesses to MUS Spin-off Preparation Co., Ltd., a 100% subsidiary of MUS, by way of an absorption-type company split as of April 1, 2010 (“the Split”). The shift to the intermediate holding company structure is conditioned on obtaining required regulatory permits and approvals and a completion of other necessary procedures.

Further, as part of adopting the intermediate holding company structure, MUS also resolved, at its board meeting held on December 24, 2009, that its corporate name would be changed to “Mitsubishi UFJ Securities Holdings Co., Ltd.” as of April 1, 2010, on the condition that the Split becomes effective. The change of the corporate name is subject to the approval procedure at a shareholder’s meeting of MUS.

Issuance of New Shares and Secondary Offering of Shares

On December 21, 2009, MUFG issued 2,337,000,000 shares of common stock by way of offering. This type of stock was offered at ¥412.53 per share (selling price at ¥428.00 per share for ¥964,083 million).

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Issuance of new shares by way of offering resulted in an adjustment on December 22, 2009 to the acquisition price and the acquisition floor price of Class 11 Preferred Stock pursuant to the terms and conditions of Class 11 Preferred Stock. After the adjustment, the acquisition price and the acquisition floor price of Class 11 Preferred Stock were changed from ¥888.4 to ¥867.6, respectively.

In addition, on December 22, 2009, MUFG sold 163,000,000 shares of common stock through a secondary offering of shares by way of over-allotment, in which an underwriter borrows securities from certain shareholder(s) of MUFG to sell the shares, at a selling price of ¥428.00 per share for ¥69,764 million. In connection with the secondary offering by way of over-allotment, on December 25, 2009, MUFG issued 163,000,000 shares of common stock by way of third-party allotment at ¥412.53 per share for ¥67,242 million.

Issuance of new shares by way of third-party allotment resulted in another adjustment on December 26, 2009 to the acquisition price and the acquisition floor price of Class 11 Preferred Stock pursuant to the terms and conditions of Class 11 Preferred Stock. After the adjustment, the acquisition price and the acquisition floor price of Class 11 Preferred Stock were changed from ¥867.6 to ¥865.9, respectively.

The entire aggregated amount of ¥1,031,325 million, excluding transaction costs, from the issuance of new shares by way of offering, and the issuance of new shares by way of third-party allotment was used to strengthen the capital base of BTMU.

Redemption of “Non-dilutive” Preferred Securities Issued by Subsidiary

On January 25, 2010, UFJ Capital Finance 4 Limited, a special purpose company in the Cayman Islands, redeemed in total of ¥5 billion of non-cumulative and non-dilutive perpetual preferred securities.

Strategic Business and Capital Alliance between MUTB and Aberdeen Asset Management PLC

In October 2008, MUTB and Aberdeen Asset Management PLC, or Aberdeen, entered into a strategic business and capital alliance. Aberdeen is an asset management company based in Scotland and manages a wide range of investment products, including emerging market equities, global equities, and global fixed income.

As part of the capital alliance, MUTB initially acquired 9.9% of Aberdeen’s issued share capital for approximately ¥20 billion in October 2008. As of November 27, 2009, MUTB held an 18.75% interest in Aberdeen. On November 26, 2009, an officer of MUTB became a non-executive director of Aberdeen.

MUTB and Aberdeen plan to continue to work towards further strengthening their strategic alliance by collaborating in marketing and product development.

Agreement on Integration between Bank of Ikeda and Senshu Bank

In May 2008, BTMU signed a basic agreement with The Senshu Bank, Ltd., a regional bank subsidiary of BTMU headquartered in Osaka, and The Bank of Ikeda, Ltd., another regional bank headquartered in Osaka, concerning the planned business integration between the two regional banks.

On May 25, 2009, Bank of Ikeda and Senshu Bank entered into an agreement concerning their business integration with BTMU, which had agreed to the planned business integration. The new integrated company, which was incorporated on October 1, 2009, is an equity method affiliate of MUFG. As a leading independent financial group in the Osaka region, the new integrated company will not only contribute to the development of

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the regional society and economy, but will also aim for the improvement of its enterprise value. In order to respect the business independence of the new financial group consisting of Bank of Ikeda, Senshu Bank and the new integrated company, BTMU plans to divest a part of its common stock in the new integrated company and intends to exclude the new integrated company from being an equity method affiliate of MUFG by September 30, 2014 at the latest. However, BTMU also intends to continuously and appropriately support the formation and development of the new financial group and Nobuo Kuroyanagi, the Chairman of BTMU as well as the President and CEO of MUFG, has served as an outside director to the new integrated company since its incorporation.

Announcement to Acquire and Cancel First Series of Class 3 Preferred Stock

On February 3, 2010, the Board of Directors of MUFG resolved to acquire and cancel all outstanding shares of the first series of Class 3 Preferred Stock. Each share will be acquired at ¥2,500 per share for an aggregate purchase price of ¥250 billion. MUFG plans to acquire and cancel Class 3 Preferred Stock on April 1, 2010. The preferred shares were reflected as part of Tier 1 capital of MUFG as of September 30, 2009.

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2008			2009
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥6,676,812	¥83,221	2.49%	¥4,365,454	¥14,771	0.67%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	13,667,096	132,072	1.93	10,727,536	21,974	0.41
Trading account assets	23,832,078	253,900	2.12	20,618,517	159,225	1.54
Investment securities	32,088,873	213,360	1.33	41,860,465	234,699	1.12
Loans	99,154,228	1,323,456	2.66	98,196,010	1,025,906	2.08

Total interest-earning assets	175,419,087	2,006,009	2.28	175,767,982	1,456,575	1.65

Non-interest-earning assets:
Cash and due from banks	2,981,059			2,876,156
Other non-interest-earning assets	16,625,789			17,726,768
Allowance for credit losses	(1,088,122)			(1,164,392)

Total non-interest-earning assets	18,518,726			19,438,532

Total assets	¥193,937,813			¥195,206,514

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥112,958,751	¥448,642	0.79%	¥114,624,001	¥196,132	0.34%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	18,417,818	186,407	2.02	19,427,821	38,424	0.39
Due to trust account, other short-term borrowings, and trading account liabilities	14,423,334	93,648	1.30	10,816,753	39,198	0.72
Long-term debt	13,255,991	157,931	2.38	13,569,609	140,478	2.06

Total interest-bearing liabilities	159,055,894	886,628	1.11	158,438,184	414,232	0.52

Non-interest-bearing liabilities	26,446,378			29,392,261

Total equity	8,435,541			7,376,069

Total liabilities and equity	¥193,937,813			¥195,206,514

Net interest income and interest rate spread		¥1,119,381	1.17%		¥1,042,343	1.13%

Net interest income as a percentage of total interest-earning assets			1.27%			1.18%